UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2017
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2017

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2017	2016
	$	$
Revenues	543,505	641,108
Voyage expenses	(50,797)	(31,590)
Vessel operating expenses	(191,260)	(215,861)
Time-charter hire expenses	(38,772)	(39,603)
Depreciation and amortization	(143,030)	(144,157)
General and administrative expenses	(31,438)	(32,967)
Loss on sale of vessels, equipment and other assets (note 6)	(4,427)	(27,619)
Restructuring charges (note 11)	(2,176)	(13,986)
Income from vessel operations	81,605	135,325
Interest expense	(70,355)	(72,203)
Interest income	1,481	1,322
Realized and unrealized losses on non-designated derivative instruments (note 13)	(6,475)	(107,621)
Equity income	10,347	15,417
Foreign exchange loss (notes 7 and 13)	(2,904)	(10,514)
Other income	295	150
Net income (loss) before income taxes	13,994	(38,124)
Income tax expense (note 14)	(3,019)	(1,076)
Net income (loss)	10,975	(39,200)
Less: Net income attributable to non-controlling interests	(56,231)	(9,584)
Net loss attributable to shareholders of Teekay Corporation	(45,256)	(48,784)
Per common share of Teekay Corporation (note 15)
• Basic loss attributable to shareholders of Teekay Corporation	(0.53)	(0.67)
• Diluted loss attributable to shareholders of Teekay Corporation	(0.53)	(0.67)
• Cash dividends declared	0.0550	0.0550
Weighted average number of common shares outstanding (note 15)
• Basic	86,183,831	72,742,426
• Diluted	86,183,831	72,742,426
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2017	2016
	$	$
Net income (loss)	10,975	(39,200)
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain on marketable securities	684	35
Unrealized loss on qualifying cash flow hedging instruments	(790)	(25,646)
Pension adjustments, net of taxes	(56)	222
Foreign exchange gain on currency translation	392	131
Amounts reclassified from accumulated other comprehensive income (loss) to equity income:
Realized loss on qualifying cash flow hedging instruments	901	929
Other comprehensive income (loss)	1,131	(24,329)
Comprehensive income (loss)	12,106	(63,529)
Less: Comprehensive (income) loss attributable to non-controlling interests	(56,312)	6,966
Comprehensive loss attributable to shareholders of Teekay Corporation	(44,206)	(56,563)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share and per share amounts)

	As at March 31, 2017	As at December 31, 2016
	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	541,426	567,994
Restricted cash	113,393	107,672
Accounts receivable, including non-trade of $31,717 (2016 – $33,924) and related party balance of $23,207 (2016 – $26,471)	296,501	295,357
Assets held for sale (note 6)	14,400	61,282
Net investment in direct financing leases (note 5)	151,285	154,759
Prepaid expenses and other (note 13)	101,894	94,370
Total current assets	1,218,899	1,281,434
Restricted cash – non-current	100,719	129,576
Vessels and equipment (note 7)
At cost, less accumulated depreciation of $3,422,163 (2016 – $3,294,021)	7,535,824	7,666,975
Vessels under capital leases, at cost, less accumulated amortization of $73,524 (2016 – $69,072)	680,430	484,253
Advances on newbuilding contracts and conversion costs (note 9a)	1,039,543	987,658
Total vessels and equipment	9,255,797	9,138,886
Net investment in direct financing leases - non-current (note 5)	502,261	505,835
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 3%	317,625	292,209
Equity-accounted investments (note 9b)	1,037,297	1,010,308
Other non-current assets (note 13)	178,852	190,699
Intangible assets – net	85,766	89,175
Goodwill	176,630	176,630
Total assets	12,873,846	12,814,752
LIABILITIES AND EQUITY
Current
Accounts payable	51,380	53,507
Accrued liabilities and other (notes 11 and 13)	379,729	403,685
Current portion of derivative liabilities (note 13)	121,065	115,813
Current portion of long-term debt (note 7)	1,015,097	998,591
Current obligation under capital leases	81,780	40,353
Current portion of in-process revenue contracts	28,940	34,511
Total current liabilities	1,677,991	1,646,460
Long-term debt (note 7)	5,545,978	5,640,955
Long-term obligation under capital leases	518,399	352,486
Derivative liabilities (note 13)	390,573	415,041
In-process revenue contracts	81,843	88,179
Other long-term liabilities (note 9d)	333,503	333,236
Total liabilities	8,548,287	8,476,357
Commitments and contingencies (notes 5, 7, 9 and 13)
Redeemable non-controlling interest (note 9e)	249,698	249,102
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 86,259,064 shares outstanding and issued (2016 – 86,149,975)) (note 8)	889,684	887,075
(Accumulated deficit) retained earnings	(27,300)	22,893
Non-controlling interest	3,223,028	3,189,928
Accumulated other comprehensive loss (note 12)	(9,551)	(10,603)
Total equity	4,075,861	4,089,293
Total liabilities and equity	12,873,846	12,814,752
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2017	2016
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	10,975	(39,200)
Non-cash items:
Depreciation and amortization	143,030	144,157
Amortization of in-process revenue contracts	(6,907)	(7,667)
Unrealized gain on derivative instruments	(16,405)	(1,554)
Loss on sale of vessels and equipment (note 6)	4,427	27,619
Equity income, net of dividends received	(10,347)	(15,417)
Income tax expense	3,019	1,076
Unrealized foreign exchange gain and other	21,225	66,287
Change in operating assets and liabilities	(32,209)	(21,675)
Expenditures for dry docking	(9,454)	(5,761)
Net operating cash flow	107,354	147,865
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	215,938	901,348
Prepayments of long-term debt	(78,782)	(931,698)
Scheduled repayments of long-term debt (note 7)	(229,077)	(208,096)
Decrease in restricted cash	23,098	44,278
Net proceeds from equity issuances of subsidiaries (note 4)	8,843	—
Distributions paid from subsidiaries to non-controlling interests	(31,862)	(26,038)
Cash dividends paid	(4,737)	(3,997)
Other financing activities	(14,006)	(7,151)
Net financing cash flow	(110,585)	(231,354)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(264,567)	(178,480)
Proceeds from sale of vessels and equipment	53,206	55,270
Proceeds from sale-lease back of vessels	220,825	179,434
Investment in equity-accounted investments	(13,535)	(1,805)
Advances to joint ventures and joint venture partners	(26,314)	(396)
Direct financing lease payments received	7,048	9,232
Net investing cash flow	(23,337)	63,255
Decrease in cash and cash equivalents	(26,568)	(20,234)
Cash and cash equivalents, beginning of the period	567,994	678,392
Cash and cash equivalents, end of the period	541,426	658,158
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	(Accumulated Deficit) Retained Earnings $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $	Redeemable Non- controlling Interest $
Balance as at December 31, 2016	86,150	887,075	22,893	(10,603)	3,189,928	4,089,293	249,102
Net (loss) income			(45,256)		56,231	10,975
Reclassification of redeemable non-controlling interest in net income					(6,323)	(6,323)	6,323
Other comprehensive income				1,050	81	1,131
Dividends declared			(4,665)		(31,863)	(36,528)	(6,328)
Reinvested dividends	1	1				1
Employee stock compensation and other (note 8)	108	2,608				2,608
Dilution losses on equity issuances of subsidiaries (note 4)			(272)			(272)
Additions to non-controlling interest from equity contributions and other				2	14,974	14,976	601
Balance as at March 31, 2017	86,259	889,684	(27,300)	(9,551)	3,223,028	4,075,861	249,698
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2016, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 12, 2017. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue from contracts of affreightment whereby revenue will be recognized over the voyage until discharge is complete, instead of over the voyage until tendering notice for the next voyage. This will result in all revenue being fully recognized upon discharge of cargo whereas currently revenue recognition extends into the period the vessel returns to the oil field. This change may result in revenue being recognized earlier which may cause additional volatility in revenue and earnings between periods. In addition, the Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue for voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This would result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change would result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Company is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company expects to adopt ASU 2016-02 on January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases and office leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right of use asset and a lease liability on the balance sheet for these charters and office leases, whereas currently no right of use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessels and office leases are expected to remain substantially unchanged, unless the right of use asset becomes impaired. The Company is in the process of validating aspects of its preliminary assessment of ASU 2016-02, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.
In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted ASU 2016-09 on January 1, 2017 and the impact was immaterial. This new accounting guidance changed the presentation of cash payments for tax withholdings on share-settled equity awards from an operating cash outflow to financing cash outflow on the Company's statement of cash flows, and this change was applied retrospectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Company on January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

3.	Segment Reporting
The Company allocates capital and assesses performance both from the separate perspectives of its three publicly-traded subsidiaries Teekay Offshore Partners L.P. (or Teekay Offshore), Teekay LNG Partners, L.P. (or Teekay LNG), and Teekay Tankers Ltd. (or Teekay Tankers) (together, the Daughter Companies) and Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on the Daughter Companies and Teekay Parent (the Legal Entity approach) and its segments are presented accordingly on this basis. The Company has four primary lines of business: (1) offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), (2) offshore production (floating production, storage and off-loading (or FPSO) units), (3) liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers) and (4) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes results for the Company’s revenues by segment for the three months ended March 31, 2017 and 2016:

	Revenues
	Three Months Ended
	March 31,
	2017	2016
	$	$
Teekay Offshore
Offshore Logistics(1)	159,447	165,112
Offshore Production	112,855	132,784
Conventional Tankers(1)	3,836	8,812
	276,138	306,708

Teekay LNG
Liquefied Gas Carriers(1)	88,947	78,585
Conventional Tankers	12,233	17,186
	101,180	95,771

Teekay Tankers
Conventional Tankers	125,096	164,950

Teekay Parent
Offshore Production	44,342	55,206
Conventional Tankers(1)	2,167	14,050
Other	11,857	28,470
	58,366	97,726

Eliminations and other	(17,275)	(24,047)
	543,505	641,108

(1)
Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three months ended March 31, 2017 and 2016 is as follows:

	Three Months Ended
	March 31,
	2017	2016
	$	$
Teekay Offshore - Offshore Logistics	10,011	8,379
Teekay Offshore - Conventional Tankers	—	8,945
Teekay LNG - Liquefied Gas Carriers	8,991	9,713
	19,002	27,037

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes results for the Company’s income (loss) from vessel operations by segment for the three months ended March 31, 2017 and 2016:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended
	March 31,
	2017	2016
	$	$
Teekay Offshore
Offshore Logistics	27,883	42,505
Offshore Production	32,980	39,612
Conventional Tankers	(405)	6,182
	60,458	88,299

Teekay LNG
Liquefied Gas Carriers	43,336	40,189
Conventional Tankers	2,742	(23,206)
	46,078	16,983

Teekay Tankers
Conventional Tankers	9,012	53,838

Teekay Parent
Offshore Production	(20,411)	(17,700)
Conventional Tankers	(2,459)	(1,105)
Other	(12,802)	(7,977)
	(35,672)	(26,782)

Eliminations and other	1,729	2,987
	81,605	135,325

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	March 31, 2017	December 31, 2016
	$	$
Teekay Offshore - Offshore Logistics	2,657,849	2,677,784
Teekay Offshore - Offshore Production	2,660,474	2,672,100
Teekay Offshore - Conventional Tankers	4,563	4,818
Teekay LNG - Liquefied Gas Carriers	4,168,090	3,957,088
Teekay LNG - Conventional Tankers	171,221	193,553
Teekay Tankers - Conventional Tankers	1,794,679	1,864,317
Teekay Parent - Offshore Production	618,337	635,364
Teekay Parent - Conventional Tankers	51,455	55,937
Teekay Parent - Other	14,095	13,208
Cash	541,426	567,994
Other assets not allocated	250,217	287,138
Eliminations	(58,560)	(114,549)
Consolidated total assets	12,873,846	12,814,752

4.	Equity Financing Transactions of the Daughter Companies
During the three months ended March 31, 2017, the Company's publicly traded subsidiaries, Teekay Tankers and Teekay Offshore completed the following equity issuances:

	Number of shares / units #	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received from Non-controlling Interests $
Three Months Ended March 31, 2017
Teekay Tankers Continuous Offering Program	3,800,000	8,826	—	(305)	8,521
Teekay Tankers Private Placement	2,155,172	5,000	(5,000)	—	—
Teekay Offshore Private Placement (1)	2,106,952	12,048	(5,719)	(212)	6,117

(1)
In February 2017, Teekay Offshore issued common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distributions on Teekay Offshore's Series C-1 and D Preferred Units and Teekay Offshore's common units and general partner interest held by subsidiaries of Teekay. In June 2016, Teekay Offshore agreed with Teekay that, until the Teekay Offshore's Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by Teekay Offshore to Teekay or its affiliates, including Teekay Offshore's general partner, will instead be paid in common units or from the proceeds of the sale of common units. Teekay Offshore issued Teekay 1.0 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distribution on Teekay Offshore's Series D Preferred Units, common units and general partner interest held by Teekay and its subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

5.	Vessel Charters
The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2017, for the Company’s chartered-in and chartered-out vessels were as follows:

Vessel Charters(1)	Remainder of 2017	2018	2019	2020	2021
	(in millions of U.S. Dollars)
Charters-in – operating leases	75.8	44.7	25.5	8.3	1.4
Charters-in – capital leases(2)	64.4	110.8	87.0	78.7	71.6
	140.2	155.5	112.5	87.0	73.0

Charters-out – operating leases(3)	982.2	1,223.6	1,056.5	998.7	739.5
Charters-out – direct financing leases	185.2	175.0	40.4	40.5	40.4
	1,167.4	1,398.6	1,096.9	1,039.2	779.9

(1)
Teekay LNG owns a 69% interest of Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. This table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers (which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016). Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessors claim tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of Teekay LNG relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at March 31, 2017 was $7.4 million (December 31, 2016 – $7.5 million) and is included as part of other long-term liabilities in Teekay LNG’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(2)
As at March 31, 2017, Teekay LNG was a party, as lessee, to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts and the cancellation options are first exercisable in October 2017 and July 2018, respectively. The amounts in the table assume the owner will not exercise its options to require Teekay LNG to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable (in October 2017 and July 2018, respectively) and sell the vessels to a third party, upon which the remaining lease obligations will be extinguished.

Teekay LNG is also a party to capital leases on three LNG carriers, the Creole Spirit, the Oak Spirit and the Torben Spirit. Upon delivery of the Creole Spirit in February 2016, the Oak Spirit in July 2016 and the Torben Spirit in March 2017, Teekay LNG sold these vessels to a third party and leased them back under 10-year bareboat charter contracts ending in 2026 and 2027. The bareboat charter contracts are accounted for as capital leases. Teekay LNG guarantees the obligations of the bareboat charter contracts. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage.
As at March 31, 2017, Teekay LNG has sale-leaseback agreements in place for three of its eight LNG carrier newbuildings delivering in 2017 and 2018, and at such dates, the buyer will take delivery and charter each respective vessel back to Teekay LNG. As at March 31, 2017, Teekay LNG has received $96.2 million from the buyer, which has been recorded as current portion and long-term obligations under capital lease in the Teekay LNG's consolidated balance sheets, and the buyer is obligated to pay to Teekay LNG a further $461.2 million for the remainder of 2017 to 2018.

(3)
The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2017, revenue from unexercised option periods of contracts that existed on March 31, 2017 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6.	Vessel Sales
The Company's sale of vessels generally consists of those vessels approaching the end of their useful lives as well as other vessels it strategically sells to reduce exposure to a certain vessel class.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table shows the loss on sale of vessels, equipment and other operating assets for the three months ended March 31, 2017 and 2016:

			Loss on Sale of Vessels, Equipment and Other Assets
			Three Months Ended March 31,
Segment	Asset Type	Completion of Sale Date	2017 $	2016 $
Teekay Tankers Segment - Conventional Tankers	Aframax	(1)	(2,593)	—
Teekay Tankers Segment - Conventional Tankers	Suezmax	Mar-17	(1,469)	—
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	Apr/May-2016	—	(27,439)
Other			(365)	(180)
Total			(4,427)	(27,619)

(1) This vessel is expected to be delivered to its new owner in the second quarter of 2017 and was classified as held for sale at March 31, 2017.
7. Long-Term Debt

	March 31, 2017	December 31, 2016
	$	$
Revolving Credit Facilities	1,092,140	1,119,808
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Norwegian Kroner-denominated Bonds due through 2021	666,219	628,257
U.S. Dollar-denominated Term Loans due through 2028	3,606,817	3,702,997
U.S. Dollar Bonds due through 2024	466,750	466,680
Euro-denominated Term Loans due through 2023	218,720	219,733
Total Principal	6,643,303	6,730,132
Unamortized discount and debt issuance costs	(82,228)	(90,586)
Total debt	6,561,075	6,639,546
Less current portion	(1,015,097)	(998,591)
Long-term portion	5,545,978	5,640,955
As of March 31, 2017, the Company had 11 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.4 billion, of which $0.3 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2017 and December 31, 2016, the margins ranged between 0.45% and 4.00%. The aggregate amount available under the Revolvers is scheduled to decrease by $363.2 million (remainder of 2017), $669.7 million (2018), $43.0 million (2019), $nil (2020) and $365.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 65 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security are 38.2 million common units of Teekay Offshore, 25.2 million common units of Teekay LNG and 16.8 million Class A common shares in Teekay Tankers, which secure a $150.0 million credit facility.
The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original principal amount of $450 million (The Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.181% of par. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company's Original Notes (cumulatively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.670% per year.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company capitalized issuance costs of $13.3 million which will be amortized to interest expense over the term of the 8.5% Notes. As of March 31, 2017, the unamortized balance of the capitalized issuance cost was $5.2 million which is recorded in long-term debt in the unaudited consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.
Teekay Offshore and Teekay LNG have a total of 5.7 billion NOK in senior unsecured bonds in the Norwegian bond market at March 31, 2017 that mature through October 2021. As of March 31, 2017, the total carrying amount of the senior unsecured bonds was $666.2 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus margins which range from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 8.84%, and the transfer of the principal amount fixed at $880.1 million upon maturity in exchange for NOK 5.7 billion (see Note 13).
In June 2016 Teekay Offshore amended certain of the bond agreements to extend the maturity dates of the senior unsecured bonds. The maturity date for bonds in an aggregate principal amount of NOK 600 million was extended to November 2018, with two interim installments of NOK 180 million each due in October 2016 and October 2017, with the remaining balance of NOK 240 million repayable in November 2018 at 103.0%. The maturity date for bonds in an aggregate principal amount of NOK 800 million was extended to December 2018, with one interim installment of NOK 160 million in January 2018 with the remaining balance of NOK 640 million repayable in December 2018 at 103.0%.
As of March 31, 2017, the Company had 23 U.S. Dollar-denominated term loans outstanding, which totaled $3.6 billion in aggregate principal amount (December 31, 2016 – $3.7 billion). Certain of the term loans with a total outstanding principal balance of $57.2 million as at March 31, 2017 (December 31, 2016 – $58.3 million) bear interest at a weighted-average fixed rate of 2.9% (December 31, 2016 – 2.9%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2017 and December 31, 2016, the margins ranged between 0.30% and 3.75%. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 20 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 45 (December 31, 2016 – 46) of the Company’s vessels, together with certain other security. In addition, at March 31, 2017, all but $54.3 million (December 31, 2016 – $56.2 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
During May 2014, Teekay Offshore issued $300 million of five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of March 31, 2017, the carrying amount of the bonds was $300 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.
In September 2013 and November 2013, Teekay Offshore issued a total of $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore makes semi-annual repayments on the bonds and as of March 31, 2017, the carrying amount of the bonds was $143.3 million.
In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of March 31, 2017, the carrying amount of the bonds was $23.4 million. The interest payments on the bonds are fixed at an annual rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security and are guaranteed by two subsidiaries of Teekay Offshore.
Teekay LNG has two Euro-denominated term loans outstanding, which, as at March 31, 2017, totaled 205.3 million Euros ($218.7 million) (December 31, 2016 – 208.9 million Euros ($219.7 million)). Teekay LNG is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus margins. At March 31, 2017 and December 31, 2016, the margins ranged between 0.60% and 2.25%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.
Both the Euro-denominated term loans and the NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange losses of $2.9 million and $10.5 million during the three months ended March 31, 2017 and 2016, respectively.
The weighted-average effective interest rate on the Company’s aggregate long-term debt as at March 31, 2017 was 4.2% (December 31, 2016 – 4.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 13).
Teekay Corporation has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers and Teekay Offshore. As at March 31, 2017, the aggregate outstanding balance on such credit facilities was $146.4 million and $322.6 million, respectively.
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2017, are $0.8 billion (remainder of 2017), $1.8 billion (2018), $1.0 billion (2019), $1.2 billion (2020), $0.9 billion (2021) and $0.9 billion (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2017, these ratios ranged from 109.7% to 438.8% compared to their minimum required ratios of 105.0% to 125.0%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the LNG/LPG carrier, conventional tanker, FPSO, shuttle tanker, towage and UMS markets could negatively affect the Company's compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2017 and December 31, 2016, this amount was $50.0 million for the Company, excluding Teekay Offshore and Teekay LNG. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5.0% of total debt for either Teekay Parent, Teekay Offshore or Teekay Tankers, which as at March 31, 2017, such amounts were $64.0 million, $156.1 million and $42.3 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at March 31, 2017, the Company was in compliance with all covenants under its credit facilities and other long-term debt.

8.	Capital Stock
The authorized capital stock of Teekay at March 31, 2017 and December 31, 2016 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2017, Teekay had no shares of preferred stock issued.
During the three months ended March 31, 2017, Teekay issued 0.1 million shares of common stock pursuant to stock options, restricted stock units and restricted stock awards.
During the three months ended March 31, 2017 and 2016, the Company granted 731,405 and 916,015 stock options with exercise prices of $10.18 and $9.44 per share, respectively, 343,330 and 238,609 restricted stock units with fair values of $3.5 million and $2.3 million, respectively, nil and 311,691 performance share units with fair values of $nil and $3.6 million, respectively, and 83,739 and 67,000 shares of restricted stock awards with fair values of $0.9 million and $0.6 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share unit is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance share units vest three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance share units are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.
The weighted-average grant-date fair value of stock options granted during March 2017 was $4.71 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 62.4%; expected life of 5.5 years; dividend yield of 2.5%; risk-free interest rate of 2.0%; and estimated forfeiture rate of 7.4%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
Share-based Compensation of Subsidiaries
During the three months ended March 31, 2017 and 2016, 56,950 and 76,084 common units of Teekay Offshore, 17,345 and 32,723 common units of Teekay LNG and nil and 9,358 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.6 million and $0.7 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2017 and 2016.
Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2017 and 2016, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 321,318 and 601,368 common units of Teekay Offshore, 60,809 and 132,582 common units of Teekay LNG and 382,437 and 279,980 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $3.5 million and $4.9 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2017, Teekay Tankers granted 486,329 and 396,412 stock options with an exercise price of $2.23 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option granted in March 2017 has a ten-year term and vests equally over three years from the grant date. During March 2016, Teekay Tankers granted 216,043 stock options with an exercise price of $3.74 per share to an officer of Teekay Tankers. Each stock option granted in March 2016 has a ten-year term and vests equally over three years from the grant date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

9.	Commitments and Contingencies

a.	Vessels Under Construction
As at March 31, 2017, the Company was committed to the construction of eight LNG carriers, three long-haul towage vessels, three shuttle tankers, one FSO conversion and one FPSO upgrade for a total cost of approximately $2.9 billion, including capitalized interest and other miscellaneous construction costs. Vessels in which the Company holds an interest through non-consolidated joint ventures are excluded from the above amounts and are described in Note 9b. Two LNG carriers are scheduled for delivery in late-2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019. Three long-distance towing and offshore installation vessels are scheduled for delivery during 2017 through early-2018, three shuttle tankers are expected to be delivered in late-2017 through the first half of 2018, the one FSO conversion is scheduled for completion in mid-2017 and the one FPSO upgrade is scheduled for completion in 2017. As at March 31, 2017, payments made towards these commitments totaled $1.0 billion. As at March 31, 2017, the remaining payments required to be made under these newbuilding and conversion capital commitments were $933.7 million (remainder of 2017), $633.8 million (2018), and $249.1 million (2019).

b.	Joint Ventures

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs of its equity accounted joint ventures as at March 31, 2017 are as follows:

	Total	Remainder of 2017	2018	2019	2020
	$	$	$	$	$
Equity accounted joint ventures (i)	1,332,020	282,108	532,079	320,533	197,300

(i)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of March 31, 2017. These commitments are described in more detail in Note 15 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2016. As of March 31, 2017, based on the Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity accounted joint ventures have secured $441 million of financing related to the remaining commitments included in the table above.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of Teekay Offshore and Odebrecht Oil and Gas S.A. (or OOG) on behalf of its field license partners. The vessel was converted into a new FPSO for the Libra field located in the Santos Basin offshore Brazil. The conversion project has been completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations at the end of the second quarter of 2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at March 31, 2017, payments made by the joint venture towards these commitments totaled $857.1 million and the remaining payments required to be made by the joint venture are $146.7 million (2017). The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804.0 million for the FPSO conversion, of which $111.4 million was undrawn as at March 31, 2017.

c.	Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. Despite generating $11.0 million of consolidated net income and $107.4 million of consolidated cash flows from operating activities during the three months ended March 31, 2017, the Company ended the first quarter of 2017 with a working capital deficit of $459.1 million. This working capital deficit is driven primarily from scheduled maturities in the next 12 months and repayments of outstanding consolidated debt of approximately $1.0 billion, which were classified as current liabilities as at March 31, 2017. In addition to these obligations, the Company also anticipates that Teekay LNG and Teekay Offshore will be required to make payments related to commitments to fund vessels under construction or undergoing conversions/upgrades. (see Notes 9a and 9b).
Based on these factors, over the one-year period following the issuance of its unaudited consolidated financial statements, the Company’s consolidated subsidiaries Teekay Tankers, Teekay LNG and Teekay Offshore will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet the minimum liquidity requirements under the financial covenants related to these subsidiaries. These anticipated sources of financing include: refinancing and increasing amounts available under various loan facilities of Teekay Tankers, Teekay LNG and Teekay Offshore; negotiating new secured debt financings related to vessels under construction or other unencumbered operating vessels for Teekay Tankers, Teekay LNG and Teekay Offshore; raising additional capital through equity issuances; and negotiating extensions or redeployments of existing assets and the sale of partial interests in certain assets. The success of these initiatives of the Daughter Companies may impact the liquidity of Teekay Parent as a result of certain guarantees provided by Teekay Parent and through the payment of dividends/distributions by the Daughter Companies to Teekay Parent.
The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to raise equity, refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made on the financing process to date and indicative offers received from potential investors. The Company is in various stages of completion on these matters.
Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

d.	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
Cancellation of two UMS newbuilding contracts
In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. As part of this transaction, Teekay Offshore assumed three UMS newbuilding contracts ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. Teekay Offshore took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.
In June 2016, Teekay Offshore canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and Nantong Spirit. As a result of this cancellation during the second quarter of 2016, Teekay Offshore wrote-off $43.7 million of the assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. The estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single purpose subsidiary that is a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred.
The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. Teekay Offshore estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single purpose subsidiary that is a party to the Nantong Spirit newbuilding contract.
During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel Offshore Pte. Ltd. (or Logitel) in the Oslo District Court. The action relates to the agreements between Sevan and CeFront Technology AS (or CeFront), related to the 2013 transfer to Logitel or its wholly-owned subsidiaries of two hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and Teekay Offshore entered into in connection with a 2014 transaction whereby Teekay Offshore acquired Logitel from CeFront (or the 2014 Transaction). Sevan has claimed that the $60 million bond loan to Logitel contravened certain provisions of the Norwegian Corporate Law and thus, Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel is disputing these claims. In addition, Sevan has presented Teekay Offshore with a formal notice of claim and request for arbitration seeking $10 million for license and services fees, which Sevan claims is payable in connection with the delivery of the Arendal Spirit. The parties have convened an arbitration tribunal in Oslo and Sevan has served submissions of claim. Logitel is preparing to respond to the claim by late-May 2017 (although Logitel may seek an extension to file).
In addition, in September 2016, CeFront commenced an action against Logitel in the Oslo District Court, claiming that $3.6 million is due under a management agreement as at March 31, 2017 and a total of $3.8 million will fall due by May 2017 under that agreement. CeFront also claims that $3.3 million is due for the earn-out provisions of the contracts related to the Arendal Spirit and $20.2 million is due or will become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. Teekay Offshore is defending these claims based on the interpretation of the agreement. Teekay Offshore is uncertain as to the ultimate resolution of these claims.
As at March 31, 2017, Teekay Offshore had accrued $67.9 million in the aggregate related to the above claims and potential claims related to Logitel from Sevan, COSCO and CeFront.

Piranema Spirit FPSO Contract

In March 2016, Petrobras claimed that Teekay Offshore’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s employment should have resulted in a corresponding 2.0% rate reduction on the FPSO contract with Petrobras. Teekay Offshore has estimated the maximum amount of the claim at $7.5 million, consisting of $5.7 million (which is the amount accrued by Teekay Offshore as at March 31, 2017) ($5.4 million as at December 31, 2016) from a return of 2.0% of the charter hire previously paid by Petrobras to Teekay Offshore for the period from November 2011 up to March 31, 2017, and $1.8 million from a 2.0% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Petrojarl Knarr FPSO
In October 2016, Teekay Offshore received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO did not meet the conditions for achieving the Offshore Completion milestone on time. Shell is also claiming that the inability of Teekay Offshore to meet the Offshore Completion milestone date in excess of the grace period has in effect resulted in a 20% reduction in the purchase price for which Shell may purchase the Petrojarl Knarr FPSO from Teekay Offshore pursuant to an option granted in the Purchase Option Agreement. In the counterclaim, Teekay Offshore has alleged that Offshore Completion was achieved after the milestone but within the grace period and that Shell had caused delays due to certain defaults in Shell’s specifications, as well as other events. It is Teekay Offshore’s position that, due to delays caused by Shell, Teekay Offshore is entitled to the daily lease rate for the unit for a period of time prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that Teekay Offshore claims to be entitled to receive additional daily lease payments is in dispute. However, Teekay Offshore expects that the amount of its claim relating to the counterclaim will exceed Shell's claim for liquidated damages. Nevertheless, uncertainty exists as to the resolution of the claims, which Teekay Offshore has commenced commercial negotiations with Shell to resolve.
Arendal Spirit UMS
In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review and suspended its charter hire payments beginning in November 2016. Teekay Offshore has completed an investigation to identify the cause of such incidents and has implemented corrective actions. In late-April 2017, Petrobras notified Logitel Offshore Norway AS, a subsidiary of Teekay Offshore, of its termination of the charter contract for the Arendal Spirit UMS and confirmed to Logitel Offshore Norway AS that Petrobras does not intend to pay the charter hire payments from November 2016. Teekay Offshore has disputed the grounds for termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The term loan outstanding for the Arendal Spirit UMS, which as at March 31, 2017 had a balance of $120 million, is payable within 180 days of the cancellation unless a replacement contract is obtained or a lender waiver is received. If a replacement contract or a lender waiver is not received, this will likely result in a reclassification of $105 million of long-term debt to the current portion of long-term debt during the second quarter of 2017.

Towage of the Ocean Winner

In February 2017, Teekay Offshore received a notice from Transocean Offshore International Ventures Limited (or Transocean) that it intends to file a claim against Teekay Offshore arising from the towage of the Transocean Winner oil rig by one of Teekay Offshore's towage vessels, the ALP Forward. Transocean intends to file a claim to recover losses it claims to have incurred relating to the grounding of the Transocean Winner in August 2016, including the costs associated with the salvage and replacement tow and other costs payable by Transocean as a result of this incident. Teekay Offshore intends to dispute these claims, and also believes that any such claims would be covered by insurance. As of March 31, 2017, Teekay Offshore had not accrued for any potential liability relating to these claims. An estimate of the possible loss or range of loss cannot be made at this time.

Damen Shipyard Group

In December 2014, Teekay Offshore acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands with an estimated total cost of approximately $365 million, which includes the cost of acquiring the Petrojarl I. The FPSO is expected to commence operations in early-2018 under a five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). As at March 31, 2017, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $266.6 million and the remaining costs are estimated to be $98.4 million (remainder of 2017). Teekay Offshore has financed $171.2 million of the Pertrojarl I FPSO upgrade cost through a fully-drawn long-term loan. Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, Teekay Offshore is currently in discussions with QGEP, Damen and its lenders in the Petrojarl I loan facility to agree on revised delivery/acceptance dates for the unit and other terms associated with the charter, shipyard contract and loan facility. In October 2016, December 2016, February 2017, and April 2017 the lenders agreed to extend the availability date of the loan for successive periods of two months as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provide additional time for Teekay Offshore to negotiate a revised schedule for the delivery of the unit and thereafter, amend the loan facility to reflect the revised delivery schedule. As at March 31, 2017 and December 31, 2016, Teekay Offshore had $60 million held in escrow to fund the final upgrade costs. This amount is presented in restricted cash on the unaudited consolidated balance sheet.

STX Offshore & Shipbuilding Co.

In April 2013, four special purpose subsidiary companies of Teekay Tankers entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, Teekay Tankers entered into an Option Agreement with STX allowing Teekay Tankers to order up to 12 additional vessels. In February and March 2014, Teekay Tankers and its subsidiaries commenced legal proceedings against STX for having repudiated the four firm shipbuilding contracts and the Option Agreement. In November 2014, Teekay Tankers, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. Please see note 16 to the Company's audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2016.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

On February 15, 2016, Teekay Tankers’ subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, Teekay Tankers’ subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. Teekay Tankers and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to Teekay Tankers in March 2016.

STX has filed for bankruptcy protection and as of March 31, 2017, all Korean enforcement actions are stayed. STX has had that protection recognized in England and Wales. Teekay Tankers will not be in a position to take any further action on enforcement and recognition of its award in the U.K. or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The Option Agreement case has gone through trial and, despite finding that Teekay Tankers had valid option agreements, the judgment was ruled against Teekay Tankers due to uncertainty of delivery dates. Teekay Tankers has decided not to appeal this ruling.

Class Action Complaint

Following the Company’s announcement in December 2015 that its Board of Directors had reduced the Company’s quarterly dividend to $0.055 per share, down from a dividend of $0.55 per share in the fourth quarter of 2015 dividend payable in February 2016 and the subsequent decline of the price of the Company’s common stock, a class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. As a result of the Company's motion to transfer the action, the case was transferred to the U.S. District Court for the Western District of Washington on November 18, 2016. The lead plaintiff in the action filed an Amended Class Action Complaint on January 13, 2017. The Amended Complaint includes claims that the Company and certain of its officers violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Amended Complaint alleges that the Company and certain of its officers violated federal securities laws by making materially false and misleading statements regarding the Company’s ability and intention to increase its future dividends beyond the initial dividend increase to $0.55 per share that the Company announced in September 2014 and first declared in the second quarter of 2015, thereby artificially inflating the price of its common stock. The lead plaintiff is seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. The Company is vigorously defending against the claims. The Company filed a motion to dismiss the Amended Complaint on March 14, 2017. The motion to dismiss will be fully briefed and ready for consideration by the Court on June 14, 2017. Based on the current stage of this action and the Company's evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time. The Company maintains a Directors and Officers insurance policy that provides a fixed amount of coverage for such claims, subject to coverage defenses, and a deductible to be paid by the Company.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing arrangements of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit with the lessor as security against any future claims, which deposit is recorded as part of restricted cash - non-current in the Company's unaudited consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal the decision further. The LEL 1 tax case concluded that capital allowances were not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is not known at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

e.	Redeemable Non-Controlling Interest
In July 2015, Teekay Offshore issued 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. The terms of the Series C Preferred Units provided that at any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of Teekay Offshore. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded $35.925, Teekay Offshore had the option to convert the Series C Preferred Units into common units. Distributions on the Series C Preferred Units were cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units could be redeemed in cash if a change of control occurred in Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of Teekay Offshore. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus an additional approximately 6.4 million common units to induce the exchange. The value of the additional 6.4 million common units on the date of conversion was approximately $37.7 million, of which $26.7 million has been charged to non-controlling interest and $11.0 million has been charged to retained earnings on the Company's unaudited consolidated balance sheet.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units are equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18-month anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit is convertible into 1.474 common units of Teekay Offshore. In addition, if a unitholder of the Series C-1 Preferred Units elects to convert their Series C-1 Preferred Units into common units of Teekay Offshore, Teekay Offshore now has the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of Teekay Offshore instead of issuing common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of $16.25 per unit, Teekay Offshore has the option to convert the Series C-1 Preferred Units into common units. In addition, unlike the Series C Preferred Units, for which distributions were to be paid in cash, quarterly distributions on the Series C-1 Preferred Units for the eight consecutive quarters ending March 31, 2018 may be paid in Teekay Offshore's sole discretion, in cash, common units (at a discount of 2% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions will be paid in cash. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore. As a result, the Series C-1 Preferred Units are included on the Company’s unaudited consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section. The exchange of the Series C Preferred Units for Series C-1 Preferred Units has been accounted for as an extinguishment of the Series C Preferred Units and the issuance of the Series C-1 Preferred Units. As a result, the excess of the carrying value of the Series C Preferred Units over the fair value of the Series C-1 Preferred Units was approximately $20.6 million, of which $14.6 million was accounted for as an increase to non-controlling interest and $6.0 million as an increase to retained earnings on the Company's unaudited consolidated balance sheet.
In June 2016, Teekay Offshore issued 4.0 million of its 10.50% Series D Cumulative Convertible Perpetual Preferred Units (or Series D Preferred Units), of which 1,040,000 of the Series D Preferred Units were purchased by Teekay. Teekay Offshore pays to holders of the Series D Preferred Units a cumulative, quarterly cash distribution in arrears at an annual rate of 10.5%. However, Teekay Offshore may elect, in its sole discretion, to pay the quarterly distributions for the first eight consecutive quarters following issuance in cash, common units (at a discount of 4% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter the distributions will be paid in cash. The Series D Preferred Units have no mandatory redemption date, but they are redeemable at Teekay Offshore's option after June 29, 2021 for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after June 29, 2022. The Series D Preferred Units are exchangeable into common units of Teekay Offshore at the option of the holder at any time after June 29, 2021, based on the 10-trading day volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of at least 90% of the common units would result in the Series D Preferred Units being redeemable for cash. As a result, the Series D Preferred Units, net of Teekay's units, are included on the Company’s unaudited consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.
In June 2016, in connection with the completion of Teekay Offshore’s financing initiatives, Teekay Offshore agreed that, until Teekay Offshore repays amounts outstanding under its Norwegian Kroner bonds maturing 2018, it will only pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units in common units, except that, at any time with respect of the Series C-1 Preferred Units, and at any time after June 29, 2018 with respect to the Series D Preferred Units, Teekay Offshore may pay distributions to holders of Series C-1 Preferred Units and Series D Preferred Units, respectively, in cash, upon condition that the amount of such cash distributions are matched or exceeded by the proceeds of additional equity raised by us in advance of, or within six months following, payment of the cash distributions.

f.	Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.	Financial Instruments

a.	Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 10 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	756,547	756,547	805,567	805,567
Derivative instruments (note 13)
Interest rate swap agreements – assets(1)	Level 2	6,550	6,550	7,943	7,943
Interest rate swap agreements – liabilities(1)	Level 2	(290,077)	(290,077)	(302,935)	(302,935)
Cross currency interest swap agreement(1)	Level 2	(230,055)	(230,055)	(237,165)	(237,165)
Foreign currency contracts	Level 2	(2,154)	(2,154)	(2,993)	(2,993)
Stock purchase warrants	Level 3	332	332	575	575
Time-charter swap agreement	Level 3	(185)	(185)	208	208
Freight forward agreements	Level 1	(8)	(8)	—	—
Non-recurring
Vessels and equipment	Level 2	—	—	11,300	11,300
Vessels held for sale (note 6)	Level 2	14,400	14,400	61,282	61,282
Long-term investments	Level 2	—	—	6,000	6,000
Other
Loans to equity-accounted investees and joint venture partners – Current	(2)	11,187	(2)	11,821	(2)
Loans to equity-accounted investees and joint venture partners – Long-term	(2)	317,625	(2)	292,209	(2)
Long-term receivable included in accounts receivable and other assets(3)	Level 3	9,037	9,000	10,985	10,944
Long-term debt – public (note 7)	Level 1	(1,545,607)	(1,517,973)	(1,503,472)	(1,409,996)
Long-term debt – non-public (note 7)	Level 2	(5,015,468)	(4,910,658)	(5,136,074)	(5,009,900)

(1)
The fair value of the Company's interest rate swap agreements at March 31, 2017 includes $13.4 million (December 31, 2016 - $15.8 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at March 31, 2017 the estimated fair value of the non-interest bearing receivable from Royal Dutch Shell plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of March 31, 2017 was $9.0 million (December 31, 2016 – $10.9 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Time-charter swap agreement - Changes in fair value during the three months ended March 31, 2017 for Teekay Tankers' time-charter swap agreement, which is described in Note 13 below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

Three Months
Ended
March 31, 2017
$
Fair value asset - beginning of the period	208
Settlements	(746)
Realized and unrealized gain	353
Fair value asset - at the end of the period	(185)

The estimated fair value of the time-charter swap agreement is based in part upon the Company’s projection of future Aframax spot market tanker rates, which has been derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The estimated fair value of the time-charter swap agreement as of March 31, 2017 is based upon an estimated average daily tanker rate of approximately $14,500 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.
Stock purchase warrants – During January 2014, the Company received from Tanker Investments Ltd. (or TIL) stock purchase warrants entitling it to purchase up to 1.5 million shares of common stock of TIL (see Note 13). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of March 31, 2017 is based on the historical volatility of the comparable companies of 36.1%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.
Changes in fair value during the three months ended March 31, 2017 and 2016 for the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2017	2016
	$	$
Fair value at the beginning of the period	575	10,328
Unrealized loss included in earnings	(243)	(4,221)
Fair value at the end of the period	332	6,107
Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS, from CeFront for $4.0 million, which was paid in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending on certain performance criteria.
The Arendal Spirit was delivered to Teekay Offshore in February 2015, and began its three-year charter contract in June 2015. During the second quarter of 2016, Teekay Offshore canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other (loss) income on the Company's consolidated statements of income for the year ended December 31, 2016.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three months ended March 31, 2017 and 2016 are as follows:

	Three Months Ended March 31,
	2017	2016
	$	$
Balance at beginning of period	—	(14,830)
Loss included in Other income - net	—	(391)
Balance at end of period	—	(15,221)

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2017	December 31, 2016
			$	$
Direct financing leases	Payment activity	Performing	653,546	660,594
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	328,812	304,030
Long-term receivable included in other assets	Payment activity	Performing	14,532	17,712
			996,890	982,336

11.	Restructuring Charges
During the three months ended March 31, 2017, the Company recorded restructuring charges of $2.2 million. The restructuring charges primarily relate to the reorganization and realigning of resources of certain of the Company's strategic development function to better respond to the changing business environment, and reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations.
During the three months ended March 31, 2016, the Company recorded restructuring charges of $14.0 million related to the closure of an office and seafarers' severance amounts related to a tug business in Western Australia, which was recovered from the customer. The recovery was included in revenues on the unaudited consolidated statements of income (loss).
At March 31, 2017 and December 31, 2016, $2.8 million and $5.6 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the unaudited consolidated balance sheets.

12.	Accumulated Other Comprehensive Loss
As at March 31, 2017 and December 31, 2016, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2017	2016
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(10)	(41)
Pension adjustments, net of tax recoveries	(12,216)	(12,160)
Unrealized gain (loss) on marketable securities	268	(416)
Foreign exchange gain on currency translation	2,407	2,014
	(9,551)	(10,603)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

13.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at March 31, 2017, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability) $	Expected Maturity
	Contract Amount in Foreign Currency	Average Forward Rate (1)		2017	2018
				$	$
Euro	10,750	0.92	(135)	11,659	—
Norwegian Kroner	560,000	8.31	(2,019)	47,407	19,982
			(2,154)	59,066	19,982

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2017 through 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2017 through 2021. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2017 through 2021. As at March 31, 2017, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining (Term (years)
408,500	72,946	NIBOR	5.25%	6.88%	(25,749)	0.1
420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(24,874)	1.7
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(54,784)	1.8
900,000	150,000	NIBOR	4.35%	6.43%	(48,231)	1.4
1,000,000	134,000	NIBOR	3.70%	5.92%	(19,383)	3.1
1,000,000	162,200	NIBOR	4.25%	7.45%	(53,291)	1.8
1,200,000	146,500	NIBOR	6.00%	7.70%	(3,743)	4.6
					(230,055)

(1)	Notional amount reduces equally with NOK bond repayments (see Note 7).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see Note 7).

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see Note 7).

Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at March 31, 2017, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	2,747,504	(234,019)	5.4	3.3
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	517,629	(16,667)	4.0	3.0
U.S. Dollar-denominated interest rate swaption (3)	LIBOR	155,000	(567)	0.1	2.2
U.S. Dollar-denominated interest rate swaption (3)	LIBOR	155,000	—	0.1	3.3
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	(880)	0.8	2.0
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	160,000	530	0.8	3.1
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	218,720	(31,924)	3.7	3.1
			(283,527)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2017, ranged from 0.3% to 4.0%.

(2)
Inception dates range from September 2017 to April 2018. Interest rate swaps with an aggregate principal amount of $320.0 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(3)
During June 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it had a one-time option in April 2017 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party had a one-time option in April 2017 to require Teekay LNG to enter into an interest swap at a fixed rate of 2.15%.The third party exercised its option and, in lieu of taking delivery of the actual interest rate swap, there was a cash settlement in May 2017 of $1.0 million, which was the fair value of the interest rate swap.

(4)
During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(5)	Principal amount reduces monthly to 70.1 million Euros ($74.7 million) by the maturity dates of the swap agreements.

(6)	Principal amount is the U.S. Dollar equivalent of 205.3 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250.0 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share. The estimated fair value of the warrants on issuance was $6.8 million and was included in other income in the consolidated statements of (loss) income. The stock purchase warrants vest in four equally sized tranches and as at March 31, 2017, two tranches had vested. If the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at March 31, 2017 was $0.3 million (December 31, 2016 - $0.6 million). The Company reports the unrealized gains from the stock purchase warrants in realized and unrealized losses on non-designated derivatives in the unaudited consolidated statements of income (loss).

Time-charter Swap

Effective June 1, 2016, Teekay Tankers entered into a time-charter swap agreement for 55% of two Aframax-equivalent vessels. Under such agreement, Teekay Tankers will receive $27,776 per day, net of a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax-equivalent vessels employed in Teekay Tankers' Aframax revenue sharing arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The purpose of the agreement is to reduce Teekay Tankers’ exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing arrangement. Teekay Tankers has not designated, for accounting purposes, the time-charter swap as a cash flow hedge. The fair value of the time-charter swap agreement at March 31, 2017 was a liability of $0.2 million (December 31, 2016 - an asset of $0.2 million).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Forward Freight Agreements
Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's unaudited consolidated statements of income (loss).

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at March 31, 2017
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,614	(176)	(1,344)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	69	—	—	(1,927)	(296)
Interest rate swap agreements	986	6,678	(9,838)	(55,593)	(225,854)
Cross currency swap agreements	—	—	(3,432)	(62,200)	(164,423)
Stock purchase warrants	—	332	—	—	—
Time-charter swap agreement	402	—	(587)	—	—
Forward freight agreements	—	—	(7)	(1)	—
	1,457	8,624	(14,040)	(121,065)	(390,573)
As at December 31, 2016
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,340	(363)	(1,033)	(52)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	119	—	—	(2,601)	(511)
Interest rate swap agreements	212	9,839	(11,979)	(59,055)	(233,901)
Cross currency swap agreements	—	—	(3,464)	(53,124)	(180,577)
Stock purchase warrants	—	575	—	—	—
Time-charter swap agreement	875		(667)
	1,206	11,754	(16,473)	(115,813)	(415,041)

As at March 31, 2017, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at March 31, 2017, these derivatives had an aggregate fair value asset amount of $5.3 million and an aggregate fair value liability amount of $354.7 million. As at March 31, 2017, the Company had $48.3 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges:

Three Months Ended March 31, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
(54)	(56)	67	Interest expense
(54)	(56)	67

Three Months Ended March 31, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(8,567)	—	(1,347)	Interest expense
(8,567)	—	(1,347)

(1) Recognized in accumulated other comprehensive loss (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

As at March 31, 2017, the Company estimated, based on then current interest rates, that it would reclassify approximately $1.1 million of net losses on interest rate swaps from accumulated other comprehensive loss to earnings during the next 12 months.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income (loss). The effect of the (losses) and gains on derivatives not designated as hedging instruments in the consolidated statements of income (loss) is as follows:

	Three Months Ended March 31,
	2017	2016
	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(16,556)	(23,180)
Interest rate swap agreement terminations	395	(8,140)
Foreign currency forward contracts	(354)	(4,996)
Time charter swap agreement	780	—
	(15,735)	(36,316)
Unrealized gains (losses) relating to:
Interest rate swap agreements	9,123	(81,054)
Foreign currency forward contracts	839	13,971
Stock purchase warrants	(243)	(4,222)
Time charter swap agreement	(459)	—
	9,260	(71,305)
Total realized and unrealized losses on derivative instruments	(6,475)	(107,621)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of income. The effect of the losses on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Three Months Ended March 31,
	2017	2016
	$	$
Realized losses	(6,740)	(37,567)
Unrealized gains	7,078	74,206
Total realized and unrealized gains on cross currency swaps	338	36,639

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

14.	Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended March 31,
	2017	2016
	$	$
Current	(1,662)	(4,630)
Deferred	(1,357)	3,554
Income tax expense	(3,019)	(1,076)
The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2017 to March 31, 2017:

$
Balance of unrecognized tax benefits as at January 1, 2017	19,492
Increase for positions related to the current period	1,595
Decrease related to statute of limitations	(663)
Balance of unrecognized tax benefits as at March 31, 2017	20,424
The majority of the net increase for positions for the three months ended March 31, 2017 relates to potential tax on freight income.
The Company does not presently anticipate such unrecognized tax benefits will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

15.	Net Loss Per Share

	Three Months Ended March 31,
	2017	2016
	$	$
Net loss attributable to shareholders of Teekay Corporation - basic and diluted	(45,256)	(48,784)
Weighted average number of common shares	86,183,831	72,742,426
Common stock and common stock equivalents	86,183,831	72,742,426
Loss per common share:
– Basic	(0.53)	(0.67)
– Diluted	(0.53)	(0.67)
Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three months ended March 31, 2017, options to acquire 3.7 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three months ended March 31, 2016 - 3.2 million). In periods where a loss attributable to shareholders of Teekay has been incurred all stock-based awards are anti-dilutive.

16.	Subsequent Events

a)	In April 2017, Teekay amended its equity margin revolving credit facility by increasing its aggregate potential borrowings from $150 million to $200 million.

b)
On April 5, 2017, Teekay LNG invested $13 million of equity, in addition to the $44.0 million of equity it invested in March 2017, based on its proportionate ownership interest into its 52% owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) related to the refinancing of the joint venture's $396 million debt facility with a new $335 million term loan during March 2017.

c)
In December 2016, Teekay LNG entered into an agreement to acquire I.M. Skaugen S.E.'s (or Skaugen) 35% ownership interest in Skaugen Gulf Petchem Carriers B.S.C.(c) (or the Skaugen LPG Joint Venture) which owns the LPG carrier Norgas Sonoma. Teekay LNG entered into this transaction in exchange for a portion of past due charter hire amounts owed to Teekay LNG by Skaugen. The Skaugen LPG Joint Venture’s other shareholders included Nogaholding, which had a 35% ownership interest and Suffun Bahrain W.L.L. (or Suffun), which had a 30% ownership interest. Both Nogaholding and Suffun exercised their respective options to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, Teekay LNG acquired 100% ownership interest in the Norgas Sonoma for $13.2 million, of which $8.6 million was for cash consideration and $4.6 million was used to offset past due amounts for Skaugen.

d)
On April 21, 2017, Teekay LNG entered into a 10-year $174 million sale-leaseback agreement with China Construction Bank Financial Leasing Co. Ltd. (or CCBL) for one of Teekay LNG's eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in late-2017. CCBL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from CCBL.

e)
On April 28, 2017, Teekay LNG's 50% owned joint venture, Exmar LPG BVBA, entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. to acquire one LPG carrier newbuilding under construction, which is scheduled for delivery in mid-2018.

f)
On May 15, 2017, Teekay LNG entered into a 10-year $181 million sale-leaseback agreement with Bank of Communications Financial Leasing Co. Ltd. (or BCL) for one of Teekay LNG's eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in mid-2018. BCL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from BCL.

g)
Teekay LNG has two LNG carriers currently on bareboat charter contracts with Awilco LNG ASA (or Awilco) with fixed contract terms ending in November 2017 and September 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from Teekay LNG at the end of their respective terms. Awilco is currently facing financial challenges, including going concern issues, and its ability to continue to make charter payments to Teekay LNG and to honor their purchase obligations is in question. On May 15, 2017, Teekay LNG reached an agreement with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. This agreement, which contemplates Teekay LNG deferring between $10,600 per day and $20,600 per day per vessel from the time the agreement is finalized until December 2019, with such deferred amounts added to the purchase obligation amounts in December 2019, is subject to certain conditions including Board approval and Teekay LNG's lenders’ approval. A key condition of the agreement required Awilco to raise a minimum amount of equity of $25 million, which was successfully completed in May 2017.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2016.
Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. We have general partnership interests in two publicly-listed master limited partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership interest of publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a small fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to in this Report as Teekay Parent. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2016.
The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our unaudited consolidated financial statements.

	Revenues		Income (Loss) from Vessel Operations
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Teekay Offshore	276,138	306,708	60,458	88,299
Teekay LNG	101,180	95,771	46,078	16,983
Teekay Tankers	125,096	164,950	9,012	53,838
Teekay Parent	58,366	97,726	(35,672)	(26,782)
Elimination of intercompany (1)(2)	(17,275)	(24,047)	1,729	2,987
Teekay Corporation Consolidated	543,505	641,108	81,605	135,325

(1)
During the three months ended March 31, 2017, Teekay chartered in three floating storage and off-take (or FSO) units and two shuttle tankers from Teekay Offshore, and two liquefied natural gas (or LNG) carriers from Teekay LNG. During the three months ended March 31, 2016, Teekay chartered in three FSO units, two shuttle tankers and one Aframax tanker from Teekay Offshore, one Aframax tanker from Teekay Tankers, and two LNG carriers from Teekay LNG.

(2)
During 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed revenue sharing arrangements of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on our income from vessel operations of consolidating TTOL for the three months ended March 31, 2017 and 2016, was an increase of $1.7 million and $3.0 million, respectively.

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and offloading (or FPSO) service contracts, the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment (or CoA) the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on revenues less voyage expenses (or Net Revenues), a non-GAAP financial measure, and TCE rates where applicable.
Summary
Teekay Corporation consolidated income from vessels operations decreased to $81.6 million for the three months ended March 31, 2017 compared to $135.3 million in the prior year. The primary reasons for this net decrease in our consolidated results are as follows:

•
in Teekay Tankers, lower average TCE rates earned in the spot tanker market in the three months ended March 31, 2017 compared to 2016, and various in-chartered vessel redeliveries, vessel sales and vessel employment changes in 2016 and 2017;

•
in Teekay Offshore, the non-payment of charter hire payments since November 2016 for its unit for maintenance and safety (or UMS), and the termination of the charter contract of the Petrojarl Varg FPSO in 2016; and

•	in Teekay Parent, the contract amendment related to the Hummingbird Spirit FPSO which reduced its revenues;
partially offset by

•	in Teekay LNG, the sales of the Bermuda Spirit and Hamilton Spirit in 2016 and the deliveries of the Oak Spirit, Creole Spirit and Torben Spirit in 2016 and 2017.
Details of the changes to our results of operations for each of our segments for the three months ended March 31, 2017 compared to same period in the prior year are provided in the following sections.
Teekay Offshore
Recent Developments in Teekay Offshore
In March 2017, Teekay Offshore finalized the previously announced five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and will be serviced by Teekay Offshore's existing CoA shuttle tanker fleet. The CoA will require the use of up to approximately 0.6 shuttle tanker equivalents per annum.

In March 2017, Teekay Offshore entered into a six-month customer-funded front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO and to negotiate the terms of a potential FPSO lease and operate contract for the development of the Cheviot field.
In April 2017, Teekay Offshore was awarded a new three-year shuttle tanker CoA to service a development in the U.K. North Sea. This CoA is expected to commence during the third quarter of 2017 and will be serviced by Teekay Offshore's existing CoA shuttle tanker fleet. The CoA will require the use of up to approximately 0.6 shuttle tanker equivalents per annum.
In late-April 2017, Petrobras Brasileiro S.A. (or Petrobras) notified Logitel Offshore Norway AS, a subsidiary of Teekay Offshore, of its termination of the charter contract for the Arendal Spirit UMS and confirmed to Logitel Offshore Norway AS that Petrobras does not intend to pay the charter hire payments from November 2016. Teekay Offshore has disputed the grounds for termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The term loan outstanding for the Arendal Spirit UMS, which as at March 31, 2017 had a balance of $120 million, is payable within 180 days of the cancellation unless a replacement contract is obtained or a lender waiver is received. If a replacement contract or a lender waiver is not received, this will likely result in a reclassification of $105 million of long-term debt to the current portion of long-term debt during the second quarter of 2017.
In May 2017, Teekay Offshore completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, commencing June 1, 2017. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.
Operating Results – Teekay Offshore
The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional		Teekay Offshore
					Tankers		Total
	Three Months Ended March 31,
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	159,447	165,112	112,855	132,784	3,836	8,812	276,138	306,708
Voyage expenses	(25,113)	(17,668)	—	—	(28)	(676)	(25,141)	(18,344)
Vessel operating expenses	(43,907)	(47,166)	(35,093)	(46,915)	10	(1,271)	(78,990)	(95,352)
Time-charter hire expense	(17,623)	(14,812)	—	—	(4,133)	(510)	(21,756)	(15,322)
Depreciation and amortization	(38,224)	(37,339)	(36,502)	(37,583)	—	—	(74,726)	(74,922)
General and administrative expenses (1)	(6,697)	(5,622)	(7,830)	(8,674)	(90)	(173)	(14,617)	(14,469)
Restructuring charges	—	—	(450)	—	—	—	(450)	—
Income (loss) from vessel operations	27,883	42,505	32,980	39,612	(405)	6,182	60,458	88,299

Equity income	—	—	4,475	5,283	—	—	4,475	5,283

Calendar-Ship-Days (2)
Shuttle Tankers	2,839	2,978	—	—	—	—	2,839	2,978
FSO Units	630	637	—	—	—	—	630	637
FPSO Units	—	—	540	546	—	—	540	546
Towage Units	682	546	—	—	—	—	682	546
UMS Unit	90	91	—	—	—	—	90	91
Conventional Tankers	—	—	—	—	180	182	180	182

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics
Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, its HiLoad Dynamic Positioning (or HiLoad DP) unit, towage vessels and one UMS. As at March 31, 2017, the shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit which is currently in lay-up. Of these 34 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. All of Teekay Offshore's operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Teekay Offshore's shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in Teekay Offshore's vessel operating expenses.
The average size of Teekay Offshore’s owned shuttle tanker fleet decreased for the three months ended March 31, 2017 compared to the same period last year, primarily due to the sales of the Navion Torinita and the Navion Europa in January 2016 and November 2016, respectively. Three shuttle tanker newbuildings have been excluded from the calendar-ship-days until they are delivered to Teekay Offshore.
As at March 31, 2017, Teekay Offshore’s FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, and in which Teekay Offshore’s ownership interests range from 89% to 100% and one shuttle tanker, the Randgrid, currently completing its conversion into an FSO unit, for which Teekay Offshore's ownership interest was 100%, and one idle unit, the Navion Saga, for which Teekay Offshore's ownership interest was 100%. The Navion Saga FSO unit was held for sale as at March 31, 2017. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in revenues and vessel operating expenses.
As at March 31, 2017, Teekay Offshore’s towage vessel fleet consisted of seven long-distance towing and offshore installation vessels and three long-distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2017 through early-2018. Teekay Offshore owns a 100% interest in each of the vessels in its towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.
The average number of Teekay Offshore’s towing and offshore installation vessels increased for the three months ended March 31, 2017, compared to the same period last year, due to the delivery of Teekay Offshore's first towage newbuilding vessel, the ALP Striker, in September 2016.
The average number of Teekay Offshore's chartered-in towing and offshore installation vessels increased for the three months ended March 31, 2017, compared to the same period last year, due to the in-chartering of two vessels for a project completed during the three months ended March 31, 2017.
As at March 31, 2017, Teekay Offshore’s UMS fleet consisted of one operational unit, the Arendal Spirit, in which Teekay Offshore owns a 100% interest. No revenue has been recognized for this unit since November 2016, for reasons described above.
Income from vessel operations for Teekay Offshore’s Offshore Logistics business decreased to $27.9 million for the three months ended March 31, 2017 compared to $42.5 million for the same period last year, primarily as a result of:

•
a decrease of $11.2 million in the UMS fleet due to the charterer not paying charter hire payments since early-November 2016, partially offset by lower repairs and maintenance expenditures as a result of the timing of purchases of spare parts;

•
a decrease of $3.8 million due to the redelivery of one shuttle tanker to Teekay Offshore in June 2016 as it completed its time-charter-out agreement and lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•	a decrease of $2.6 million due to the redelivery of the Navion Saga FSO in October 2016, following the completion of its time-charter-out contract;

•
a decrease of $1.9 million due to the in-chartering of the Grena Knutsen shuttle tanker from September 2016, partially offset by the redelivery of the Aberdeen shuttle tanker by Teekay Offshore in December 2016;

•	a decrease of $1.7 million in the towage fleet due to a decrease in utilization due to volatility in the offshore market and the delivery of the ALP Striker towage vessel in September 2016; and

•
a decrease of $1.1 million due to higher general and administrative expenses, primarily due to management and legal fees incurred relating to the canceled UMS construction contracts (refer to Item 1 - Financial Statements: Note 10a - Financial Instruments), which were partially offset by lower management fees relating to the shuttle tanker segment primarily from Teekay Offshore's cost saving initiatives;

partially offset by

•
an increase of $6.5 million due to an increase in revenues in Teekay Offshore's contract of affreightment fleet mainly due to higher fleet utilization, an increase in project revenues and an increase in rates as provided in certain contracts in our time-chartered-out fleet; and

•	an increase of $1.5 million due to lower vessel operating expenses primarily due to the sale of the Navion Europa shuttle tanker in November 2016.

Teekay Offshore – Offshore Production
Offshore Production consists of Teekay Offshore’s FPSO units. As at March 31, 2017, the FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through Teekay Offshore's 50/50 joint venture with OOG, has completed its conversion into an FPSO unit and in mid-May 2017, arrived at the Libra field located in the Santos Basin offshore Brazil where it is expected to commence operations at the end of the second quarter or early third quarter of 2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard (or Damen) in the Netherlands and is scheduled to commence operations under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) in early-2018.
In late-2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol) based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which redelivery occurred at the end of July 2016.
FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore’s vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.
Income from vessel operations for Teekay Offshore’s Offshore Production business decreased to $33.0 million for the three months ended March 31, 2017, compared to $39.6 million for the same period last year, primarily as a result of:

•
a decrease of $10.6 million for the Petrojarl Varg FPSO unit due to no longer receiving the capital portion of the charter hire since February 1, 2016, and the unit being in lay-up since August 1, 2016, subsequent to the termination of the charter contract by Repsol;

partially offset by

•
an increase of $2.2 million for the Petrojarl Knarr FPSO unit primarily due to lower crew and repair and maintenance costs relating to the unit preparing for the final performance tests during the first quarter of 2016; and

•
an increase of $0.8 million from lower general and administrative expenses, primarily from cost saving initiatives and lower expenses as a result of the redelivery and lay-up of the Petrojarl Varg FPSO unit in August 2016.

Teekay Offshore – Conventional Tankers
As at March 31, 2017, Teekay Offshore's conventional tanker fleet consisted of two in-chartered conventional tankers. In March 2016, Teekay Offshore terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay and received an early termination fee of $4.0 million from Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers, which were subsequently renamed Blue Pride and Blue Power, respectively, by the new owners. As part of the sales agreements, Teekay Offshore has in-chartered these vessels back commencing from March 2016, for a period of three years. One vessel is fixed on a two-year time-charter-out contract which commenced during 2016, and the other vessel is trading in the spot conventional tanker market.

(Loss) income from vessel operations decreased to a loss of $0.4 million for the three months ended March 31, 2017, compared to income of $6.2 million for the same period last year, primarily as a result of:

•
a decrease of $4.0 million relating to a termination fee received from Teekay for the early termination of the time-charter-out contract of the Kilimanjaro Spirit conventional tanker in March 2016; and

•
a decrease of $2.7 million due the sale of the Kilimanjaro Spirit and Fuji Spirit conventional tankers in March 2016, and the subsequent in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.

Teekay LNG
Recent Developments in Teekay LNG

On February 28, 2017, Teekay LNG took delivery of the Torben Spirit and concurrently sold this vessel to a third party and leased it back under a 10-year bareboat charter contract. The Torben Spirit commenced its 10-month plus one-year option charter contract with a major energy company on March 3, 2017. Prior to the expiration of this charter, Teekay LNG will seek to secure a long-term contract on this vessel. As at March 31, 2017, Teekay LNG had eight wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between late-2017 and early-2019 and all of which have fixed-rate time-charter contracts in place.

In April 2017, Teekay LNG entered into a 10-year $174 million sale-leaseback agreement with China Construction Bank Financial Leasing Co. Ltd. (or CCBL) for one of its eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in late-2017. CCBL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from CCBL.

In May 2017, Teekay LNG entered into a 10-year $181 million sale-leaseback agreement with Bank of Communications Financial Leasing Co. Ltd. (or BCL) for one of its eight wholly-owned LNG carrier newbuildings, which vessel is scheduled to deliver in mid-2018. BCL will take delivery of the vessel and charter it back to Teekay LNG. At the end of the 10-year lease, Teekay LNG has an obligation to repurchase the vessel from BCL.

In March 2017, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which Teekay LNG has a 50% ownership interest, took delivery of the Kallo LPG carrier. As at March 31, 2017, the Exmar LPG Joint Venture had three LPG carrier newbuildings scheduled for delivery between mid-2017 and early-2018. The Exmar LPG Joint Venture has secured vessel financing upon delivery of each respective vessel. In addition, in April 2017, Exmar LPG Joint Venture entered into a shipbuilding agreement with Hyundai Heavy Industries Co., Ltd. for one additional LPG carrier newbuilding scheduled for delivery in mid-2018. The installment payments on the vessel are expected to be financed by the joint venture's existing liquidity and the joint venture expects to secure long-term financing prior to vessel delivery.

Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG's 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed in August 2016, and in January 2017 to extend the deferral period to December 31, 2017. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2017. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for 2017 compared to original charter rates earned prior to December 31, 2015, is estimated to be a reduction to equity income ranging from $6 million to $7 million per quarter depending on any sub-chartering employment opportunities.

In May 2017, the Teekay LNG-Marubeni Joint Venture signed an 18-month charter contract (plus one-year extension option) with a major Japanese utility company, commencing in the fourth quarter of 2018. This charter contract will be serviced by one of the Teekay LNG-Marubeni Joint Venture's existing vessels currently trading in the short-term market.

Teekay LNG has six LPG carriers currently on bareboat charter contracts with Skaugen with contract terms ending between 2019 and 2026. As at March 31, 2017, Teekay LNG had not been paid by Skaugen for a portion of the charter hire for the vessels for the period from August 2016 to March 31, 2017, relating to these six vessels and totaling approximately $12.9 million. As an alternative payment for a portion of these amounts, Skaugen offered to Teekay LNG its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which is owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), Nogaholding (35%) and Suffun Bahrain W.L.L. (or Suffun) (30%) (or the Skaugen LPG Joint Venture). Both Nogaholding and Suffun exercised their option to participate in the sale of the Norgas Sonoma and as a result, on April 20, 2017, Teekay LNG acquired 100% ownership interest in the Skaugen LPG Joint Venture for $13.2 million. Upon closing this transaction on April 20, 2017, Teekay LNG applied the purchase price of $4.6 million relating to Skaugen's 35% ownership interest in the Skaugen LPG Joint Venture to the outstanding charter hire owed by Skaugen to Teekay LNG. As a result, as at March 31, 2017, Teekay LNG had not recognized the revenue relating to the remaining $8.3 million of charter hire outstanding from Skaugen given the uncertainty of its collection, of which $3.9 million relates to the three months ended March 31, 2017. Following Teekay LNG's acquisition of the Skaugen LPG Joint Venture, Teekay LNG continues to trade the Norgas Sonoma in the Norgas pool. There is uncertainty about Skaugen's ability to pay future charter hire for Teekay LNG's six LPG carriers on charter to it which may impact Teekay LNG's revenues and cash flows in future periods if we are not able to redeploy the vessels at similar rates. Currently, hire payments from Skaugen represent approximately $6 million of revenue each quarter, based on the contracted charter rates.

Teekay LNG has two LNG carriers currently on bareboat charter contracts with Awilco LNG ASA (or Awilco) with fixed contract terms ending in November 2017 and September 2018 with one-year extension options. Awilco has a purchase obligation under the charter contracts to repurchase each vessel from Teekay LNG at the end of their respective terms. Awilco is currently facing financial challenges, including going concern issues, and its ability to continue to make charter payments to Teekay LNG and to honor their purchase obligations is in question. In May 2017, Teekay LNG reached an agreement with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. This agreement, which contemplates Teekay LNG deferring between $10,600 per day and $20,600 per day per vessel from the time the agreement is finalized until December 2019, with such deferred amounts added to the purchase obligation amounts in December 2019, is subject to certain conditions including Board approval and Teekay LNG's lender's approval. A key condition of the agreement required Awilco to raise a minimum amount of equity of $25 million, which was successfully completed in May 2017. If Teekay LNG is unable to finalize this agreement with Awilco, its cash flows and voyage revenues may be negatively impacted from mid-2017 to the end of the original firm contract periods by approximately $5 million and $3 million per vessel per quarter, respectively, which may be mitigated by any vessel redeployment opportunities Teekay LNG is able to secure.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended March 31,
	2017	2016	2017	2016	2017	2016

Revenues	88,947	78,585	12,233	17,186	101,180	95,771
Voyage expenses	(346)	(117)	(1,091)	(340)	(1,437)	(457)
Vessel operating expenses	(18,665)	(15,232)	(4,723)	(6,621)	(23,388)	(21,853)
Depreciation and amortization	(23,220)	(18,685)	(2,900)	(4,926)	(26,120)	(23,611)
General and administrative expenses (1)	(3,380)	(4,362)	(777)	(1,066)	(4,157)	(5,428)
Loss on sale of vessels	—	—	—	(27,439)	—	(27,439)
Income (loss) from vessel operations	43,336	40,189	2,742	(23,206)	46,078	16,983

Equity income	5,887	9,498	—	—	5,887	9,498

Calendar-Ship-Days (2)
Liquefied Gas Carriers	1,919	1,772	—	—	1,919	1,772
Conventional Tankers	—	—	529	728	529	728

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at March 31, 2017, Teekay LNG’s liquefied gas fleet, including newbuildings, included 50 LNG carriers and 28 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. However, the table below only includes the 16 LNG carriers and six LPG/Multigas carriers that are accounted for under the consolidation method of accounting, 19 of which Teekay LNG owns and three of which Teekay LNG leases under capital leases.
The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 1,919 days for the three months ended March 31, 2017 from 1,772 days for the same period in 2016, as a result of the deliveries of the Creole Spirit, Oak Spirit, and Torben Spirit in February 2016, July 2016, and February 2017, respectively. During the three months ended March 31, 2017, one of Teekay LNG's consolidated vessels was off-hire for a scheduled dry docking, and the Torben Spirit was idle for three days prior to its charter contract commencement, compared to one consolidated vessel in this segment being off-hire for six days and the Creole Spirit being idle for 12 days prior to its charter contract commencement in the same period last year.
Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $43.3 million for the three months ended March 31, 2017 compared to $40.2 million for the same period last year, primarily as a result of:

•	an increase of $5.7 million as a result of the deliveries of the Oak Spirit, Creole Spirit, and Torben Spirit and the commencements of their charter contracts; and

•
an increase of $3.2 million as a result of additional revenue recognized in the first quarter of 2017 relating to the accelerated dry docking of two LNG carriers, the costs of which were reimbursed by the charterer;

partially offset by

•	a decrease of $3.9 million due to uncertainty of collection of hire receipts relating to Teekay LNG's six LPG carriers on charter to Skaugen in the first quarter of 2017; and

•	a decrease of $2.2 million due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $5.9 million for the three months ended March 31, 2017, respectively, compared to $9.5 million for the same period last year, as set forth in the table below:

(in thousands of U.S. Dollars)	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended March 31, 2017	4,249	2,275	658	(5,966)	4,881	(210)	5,887
Three months ended March 31, 2016	(2,019)	2,012	6,504	(2,375)	5,431	(55)	9,498
Difference	6,268	263	(5,846)	(3,591)	(550)	(155)	(3,611)

The $6.3 million increase for the three months ended March 31, 2017 in Teekay LNG's 33% investment in the four Angola LNG Carriers was primarily due to higher unrealized gains on non-designated derivative instruments in the first quarter of 2017 as a result of transfers of previously recognized unrealized losses to realized losses related to actual cash settlements of interest rate swaps, compared to unrealized losses on derivative instruments in the same period last year as a result of decreases in long-term LIBOR benchmark interest rates for interest rate swaps.

The $5.8 million decrease for the three months ended March 31, 2017 in equity income from Teekay LNG's 50% ownership interest in Exmar LPG BVBA was primarily due to more vessels trading in the spot market in the first quarter of 2017 compared to higher fixed rates earned in the same period last year, and the sale of the Brugge Venture in January 2017. These decreases were partially offset by revenue from three LPG carrier newbuildings which delivered between February 2016 and November 2016.

The $3.6 million decrease for the three months ended March 31, 2017 in Teekay LNG's 52% investment in the MALT LNG Carriers was primarily due to a further deferral effective August 2016 of a portion of the charter payments for the Marib Spirit and Arwa Spirit that are chartered to service the YLNG plant in Yemen, which has been temporarily closed since 2015, and lower spot rates earned on the redeployment of the Magellan Spirit and Methane Spirit after their short-term charter contracts ended in June 2016 and July 2016, respectively.
Teekay LNG – Conventional Tankers
As at March 31, 2017, Teekay LNG’s conventional tanker fleet included four Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, three of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters.
The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 529 days for the three months ended March 31, 2017 from 728 days for the same period in 2016, primarily as a result of the sales of the Bermuda Spirit, Hamilton Spirit and Asian Spirit in April 2016, May 2016 and March 2017, respectively. During the three months ended March 31, 2017, the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold, compared to no off-hire days during the same period last year.
Income (loss) from vessel operations for Teekay LNG’s conventional tankers increased to income of $2.7 million for the three months ended March 31, 2017, compared to a loss of $23.2 million for the same period last year, primarily as a result of:

•
increases of $24.3 million due to the sales of the Bermuda Spirit and Hamilton Spirit in 2016, relating to a $27.4 million loss on sale of vessels in the three months ended March 31, 2016, partially offset by the resulting decrease in operating income in the three months ended March 31, 2017; and

•
an increase of $2.0 million due to lower depreciation and amortization, primarily as a result of the sales of the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively, reclassification of the Asian Spirit as held for sale in the fourth quarter of 2016, and its subsequent sale;

partially offset by

•	a decrease of $1.5 million due to the expiry of the fixed-rate charter contract for the Asian Spirit in January 2017 and the vessel having earned lower spot rates before it was sold in March 2017.
Teekay Tankers

Recent Developments in Teekay Tankers
In March 2017, Teekay Tankers agreed to sell an Aframax tanker, the Kyeema Spirit, and the sale is expected to complete in June 2017. The vessel was written down to its agreed sales price, resulting in a loss on sale of the vessel of $2.6 million recognized in the first quarter of 2017.
In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers, the Ganges Spirit and Yamuna Spirit, for an aggregate sales price of $32.6 million. Teekay Tankers recognized a loss on sale of the vessels of $1.8 million in the three months ended March 31, 2017.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended
	March 31,
	2017	2016
Revenues	125,096	164,950
Voyage expenses	(24,447)	(12,823)
Vessel operating expenses	(44,138)	(45,073)
Time-charter hire expense	(13,627)	(20,716)
Depreciation and amortization	(24,909)	(27,067)
General and administrative	(4,536)	(5,433)
Loss on sale of vessel	(4,427)	—
Income from vessel operations	9,012	53,838

Equity income	2,011	3,814

Calendar-Ship-Days (1)
Conventional Tankers	4,299	5,174

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market and TCE Rates

Although Teekay Tankers recorded stronger average spot tanker rates in our Aframax and LR2 product tanker fleets and rates similar for our Suezmax tanker fleet in the first quarter of 2017, compared with rates for the fourth quarter 2016, the tanker market experienced downward pressure over the course of the first quarter due to heavy refinery maintenance, OPEC supply cuts and higher tanker fleet growth. However, changing trade patterns due to OPEC production cuts have provided support for mid-sized spot tanker rates, as a decline in Middle Eastern oil exports resulted in ton-mile intensive Atlantic Basin to Asia oil movements.
Since the start of 2017, OPEC has implemented 1.2 million barrels per day (mb/d) of oil production cuts in an effort to rebalance oil prices. Compliance with these cuts by OPEC members was 92% as of March 2017, with most cuts coming from Saudi Arabia. While OPEC cuts are negative for overall oil volumes available for transport, the mid-sized segments have found some support from increased ton-mile demand as Asian buyers look to Atlantic Basin supply to replace reduced OPEC barrels. For the first four months of 2017, U.S. crude exports averaged 0.4 mb/d higher year-on-year, and reached 1.0 mb/d by mid-March 2017. Overall, U.S. crude volumes are increasingly moving to Asian and European buyers, which is supportive of mid-sized tanker demand. In February 2017, China imported 0.3 mb/d of U.S. crude, overtaking Canada as the largest importer of U.S. crude.
In addition to these positive trade fundamentals, global oil demand growth remains robust with forecast growth of approximately 1.3 mb/d in 2017 according to the IEA. This growth is expected to provide further support for mid-sized tanker rates during an otherwise challenging freight rate environment.
In 2017, we anticipate high tanker fleet growth to present headwinds to the crude spot tanker market. During the first four months of 2017, the world tanker fleet grew by 12.1 million deadweight tons (mdwt), or 2.2%. Total tanker fleet growth for 2017 is forecast to be 24.1 mdwt, or approximately 4.3%, which is slightly lower than 2016 but consistent with the ten-year average. Mid-size tanker fleet growth is expected to be around 10.7 mdwt, or approximately 5.6%, for 2017. After two years of record low scrapping, we believe that scrapping has the potential to ramp up in the near-term given the current weakness in spot tanker rates combined with an aging fleet across all segments. New regulations, including ballast water management, may also increase scrapping in the medium-term.
Overall, we expect 2017 to be a year of softer tanker rates compared to 2016. However, growing crude oil supply in the Atlantic moving long-haul to Asia is expected to provide some underlying support to help offset the negative fundamentals of lower OPEC supply and a period of higher fleet growth. We anticipate this near-term dip in the market cycle to be relatively short-term in nature, as a lack of new tanker ordering in the mid-sized segments and increased scrapping due to regulatory changes, as well as a more balanced oil market, is expected to lead to a renewed market upturn in 2018.

Teekay Tankers – Conventional Tankers
As at March 31, 2017, Teekay Tankers owned 41 double-hulled conventional oil tankers, time-chartered in five Aframax tankers and one LR2 product tankers from third parties and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Income from vessel operations decreased to $9.0 million for the three ended March 31, 2017, compared to $53.8 million for the same period in the prior year, primarily as a result of:

•	a decrease of $21.0 million due to lower average realized rates earned by Suezmax, Aframax, LR2 and MR tankers;

•	a net decrease of $14.2 million due to various vessel employment changes in response to changing tanker market rates;

•
a net decrease of $13.9 million primarily due to the redeliveries of nine in-chartered vessels to their owners at various times during 2016 and the sale of two Suezmax tankers and two MR product tankers in 2016 and 2017, partially offset by the addition of two Aframax in-chartered vessels that were delivered to Teekay Tankers during late 2016;

•	a decrease of $1.2 million due to in-process revenue contract amortization that Teekay Tankers recognized in revenue in the first quarter of 2016; and

•	a net decrease of $1.1 million primarily due to lower net results from the lightering support service operations;
partially offset by

•	an increase of $2.5 million primarily due to timing of repairs and maintenance activities and lower insurance and crew expenditures;

•	an increase of $1.2 million primarily due to higher legal expenses incurred in the first quarter of 2016 related to the STX arbitration and to financing activities; and

•	a net increase of $1.2 million due to fewer off-hire days in the three months ended March 31, 2017, compared to the same period in the prior year.

Equity income was $2.0 million for the three months ended March 31, 2017, compared to $3.8 million for the same period in the prior year. The changes were primarily due to:

•
a decrease of $2.2 million primarily due to lower equity earnings from Teekay Tankers' 11.3% interest in TIL and its 50% interest in Teekay Tankers Operations Ltd. (TTOL), resulting from overall lower average realized spot rates earned;

partially offset by

•
an increase of $0.5 million from the High-Q joint venture primarily due to a higher unrealized gain on derivatives recognized in the joint venture in the three months ended March 31, 2017, compared to the same period of the prior year.

Teekay Parent
Recent Developments in Teekay Parent

The Banff FPSO has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit will stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate.

In the first half of 2016, the Hummingbird Spirit FPSO was operating in the latter part of its charter contract with Centrica Energy (or Centrica) whereby Centrica could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Centrica to extend the firm period to September 2017 (with Centrica's right to terminate the contract no earlier than March 1, 2017) in exchange for a lower fixed charter rate and an oil price tariff. The contract amendment took effect on July 1, 2016. In February 2017, Teekay Parent entered into a new heads of terms with Centrica to extend the contract for an additional three years from October 2017 to September 2020. This contract extension was completed during the second quarter of 2017.

Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for the three months ended March 31, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Three Months Ended March 31,
	2017	2016	2017	2016	2017	2016	2017	2016

Revenues	44,342	55,206	2,167	14,050	11,857	28,470	58,366	97,726
Voyage expenses	—	(9)	157	(98)	(774)	(773)	(617)	(880)
Vessel operating expenses	(37,287)	(44,848)	(1,658)	(2,416)	(6,178)	(6,499)	(45,123)	(53,763)
Time-charter hire expense	(7,375)	(6,433)	(2,983)	(11,502)	(11,662)	(12,290)	(22,020)	(30,225)
Depreciation and amortization	(17,319)	(17,798)	—	(870)	44	111	(17,275)	(18,557)
General and administrative expenses (1)	(2,662)	(3,547)	(142)	(269)	(4,473)	(3,281)	(7,277)	(7,097)
Restructuring charges	(110)	(271)	—	—	(1,616)	(13,715)	(1,726)	(13,986)
Loss from vessel operations	(20,411)	(17,700)	(2,459)	(1,105)	(12,802)	(7,977)	(35,672)	(26,782)

Equity (loss) income	(1,227)	(2,658)	1,128	2,806	(157)	(341)	(256)	(193)

Calendar-Ship-Days (2)
FPSO Units	270	273	—	—	—	—	270	273
Conventional Tankers	—	—	180	440	—	—	180	440
Gas Carriers	—	—	—	—	180	182	180	182
FSO Units	90	91	—	—	180	182	270	273
Shuttle Tankers	180	182	—	—	—	—	180	182
Bunker Barges	—	—		—	90	182	90	182

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units in 2017 and 2016 and one conventional tanker in 2016, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production

Offshore Production consists primarily of our FPSO units. As at March 31, 2017, we had a direct interest in three 100%-owned operating FPSO units.

The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The declines in the price of oil have negatively impacted our incentive compensation under these contracts and may negatively impact our future revenues if the oil prices remain at or fall below current levels.
Loss from vessel operations for Teekay Parent’s Offshore Production business was $20.4 million for the three months ended March 31, 2017, compared to loss of $17.7 million for the same period last year. The changes were primarily as a result of:

•	increase in loss of $7.3 million related to the Hummingbird Spirit FPSO unit primarily due to the contract amendment described above that took effect on July 1, 2016; and

•
increase in loss of $2.5 million related to the Petrojarl Foinaven FPSO unit primarily due to lower tariff revenues and higher repairs and maintenance costs as a result of operational issues in the first quarter of 2017;

partially offset by

•
decrease in loss of $4.2 million related to the Petrojarl Banff FPSO unit primarily due to higher repairs and maintenance costs and off-hire due to the temporary loss of two mooring lines in the first quarter of 2016; and

•	a decrease in loss of $2.4 million primarily due to cost-saving initiatives in 2016 through to the first quarter of 2017.
Teekay Parent – Conventional Tankers
As at March 31, 2017, Teekay Parent had chartered in two conventional tankers from third parties. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased during the three months ended March 31, 2017 compared to the same periods in the prior year due to the redeliveries of one Aframax in-chartered vessel to Teekay Offshore and one Aframax in-chartered vessel to Teekay Tankers and due to the sale of one VLCC during 2016.
Loss from vessel operations for Teekay Parent’s Conventional Tankers was $2.5 million for the three months ended March 31, 2017, compared to $1.1 million in the same period in the prior year. The changes were primarily as a result of:

•	a decrease of $2.1 million, due to lower average realized TCE rates earned;

•	a decrease of $2.0 million, due to a distribution received from Gemini Pool L.L.C. in the first quarter of 2016; and

•	a net decrease of $1.2 million, due to the redeliveries of one Aframax in-chartered vessel to Teekay Offshore and one Aframax in-chartered vessel to Teekay Tankers and the sale of one VLCC;
partially offset by

•	an increase of $4.0 million, due to a cancellation fee paid by Teekay Parent to Teekay Offshore in the first quarter of 2016 related to the termination of a time-charter contract.
Teekay Parent – Other and Corporate G&A
As at March 31, 2017, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A was loss of $12.8 million for the three months ended March 31, 2017, compared to loss of $8.0 million in the same periods in the prior year. The changes were primarily as a result of:

•
increase in loss of $1.7 million due to transaction fees received from Tankers Investments Ltd. (or TIL) for our arrangement of the sale of the Voss Spirit and Hemsedal Spirit by TIL in the first quarter of 2016;

•	increase in loss of $1.6 million due to shore staff redundancy costs incurred in the first quarter of 2017;

•	increase in loss of $1.6 million due to increase in general and administrative expenses in the first quarter of 2017, primarily due to an increase in legal costs.
Equity loss was $0.3 million compared to $0.2 million for the same period in the prior year, primarily due to lower equity income from TIL due to lower spot tanker rates in the first quarter of 2017, partially offset by higher equity income from Teekay Parent’s 43% investment in Sevan Marine ASA.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three months ended March 31, 2017 and 2016:

(in thousands of U.S. dollars, except percentages)	Three Months Ended
	March 31,
	2017	2016	% Change
	$	$
Interest expense	(70,355)	(72,203)	(2.6)
Interest income	1,481	1,322	12.0
Realized and unrealized loss on non-designated derivative instruments	(6,475)	(107,621)	(94.0)
Foreign exchange loss	(2,904)	(10,514)	(72.4)
Other income	295	150	96.7
Income tax expense	(3,019)	(1,076)	180.6
Interest Expense. Interest expense decreased to $70.4 million for the three months ended March 31, 2017, from $72.2 million for the same periods in the prior year, primarily due to:

•
a decrease of $2.8 million due to interest expense incurred relating to costs associated with the delay in the delivery of a UMS newbuilding in the first quarter of 2016, which was subsequently canceled during the second quarter of 2016;

•	a decrease of $1.4 million relating to the ineffective portion of unrealized losses recognized in the first quarter of 2016 for hedge-accounted swaps entered in January 2016;

•	a decrease of $1.4 million due to reductions in Teekay Parent's equity margin revolving credit facility and the repayment of the bridge loan relating to the Shoshone Spirit upon its sale in 2016;

•	a decrease of $1.2 million due to a decrease in Teekay Offshore's total debt balances;

•	a decrease of $1.2 million due to an increase in capitalized interest as a result of additional advances to the Yamal Joint Venture and Bahrain Joint Venture for newbuilding installments; and

•	a decrease of $1.0 million primarily due to higher interest expenses incurred in the three months ended March 31, 2016 related to the refinancing of TNK's debt facilities;
partially offset by

•
an increase of $3.9 million for the three months ended March 31, 2017 relating to interest incurred on the capital lease obligations for the Creole Spirit, Oak Spirit and Torben Spirit commencing upon their deliveries in 2016 and 2017;

•	an increase of $2.3 million due to an increase in the weighted-average effective interest rates on Teekay Offshore's long-term debt; and

•	an increase of $1.7 million as a result of Teekay LNG's issuances of NOK bonds in October 2016 and January 2017.
Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). Net realized and unrealized losses on non-designated derivatives were $6.5 million for the three months ended March 31, 2017, compared to $107.6 million for the three months ended March 31, 2016, as detailed in the table below:

	Three Months Ended March 31,
	2017	2016
	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(16,556)	(23,180)
Interest rate swap agreement terminations	395	(8,140)
Foreign currency forward contracts	(354)	(4,996)
Time charter swap agreement	780	—
	(15,735)	(36,316)
Unrealized gains (losses) relating to:
Interest rate swap agreements	9,123	(81,054)
Foreign currency forward contracts	839	13,971
Stock purchase warrants	(243)	(4,222)
Time charter swap agreement	(459)	—
	9,260	(71,305)
Total realized and unrealized losses on derivative instruments	(6,475)	(107,621)
The realized (losses) gains relate to amounts we actually realized or paid to settle such derivative instruments.
For the three months ended March 31, 2017 and 2016, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.1 billion and $3.4 billion, respectively, with average fixed rates of approximately 3.3%. Short-term variable benchmark interest rates during these periods were generally less than 2.0% and, as such, we incurred realized losses of $16.6 million during the three months ended March 31, 2017, compared to $23.2 million in the prior year under the interest rate swap agreements. We also incurred a realized gain of $0.4 million on the termination of two swaption contracts during the three months ended March 31, 2017, and a realized loss of $8.1 million for the three months ended March 31, 2016, from the termination of interest rate swaps.
We recognized realized losses of $0.4 million during the three months ended March 31, 2017, compared to $5.0 million for the same period last year under the foreign currency forward contracts.
For the three months ended March 31, 2017, we recognized realized gains on a time charter swap agreement of $0.8 million.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three months ended March 31, 2017, compared with the same period in 2016, we recognized unrealized gains of $9.1 million in the three months ended March 31, 2017 compared to unrealized losses of $81.1 million, for the same period last year under the interest rate swap agreements.

We recognized unrealized gains of $0.8 million during the three months ended March 31, 2017, compared to $14.0 million for the same period last year under the foreign currency forward contracts.
In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL's common stock, representing an initial aggregate 20% interest in TIL, as part of a $250.0 million private placement by TIL. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL's common stock trade on a national securities exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise the stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the three months ended March 31, 2017, we recognized $0.2 million of unrealized losses on the stock purchase warrants, compared to unrealized losses of $4.2 million for the same period last year, as a result of changes in the underlying share price of TIL. Please read “Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”
For the three months ended March 31, 2017, we recognized unrealized losses on a time charter swap agreement of $0.5 million.
Foreign Exchange Loss. Foreign currency exchange losses were $2.9 million for the three months ended March 31, 2017, compared to $10.5 million for the same period last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three months ended March 31, 2017, foreign currency exchange losses include realized losses of $6.7 million (2016 – $37.6 million) and unrealized gains of $7.1 million (2016 – $74.2 million) on our cross currency swaps, and unrealized losses of $1.9 million (2016 – losses of $39.8 million) on the revaluation of our NOK-denominated debt.
Income Tax Expense. Income tax expense was $3.0 million for the three months ended March 31, 2017, compared to $1.1 million for the same period last year. This increase in income tax expense was primarily due to an increase in deferred tax expense during the three months ended March 31, 2017, due to changes in our future income assumptions given the sustained low oil price, and a reversal of an uncertain tax position during the three months ended March 31, 2016, as a result of receiving a favorable ruling from the relevant tax authority.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.6 billion, which mostly relates to our remaining 2017 capital expenditure commitments. We are in the process of seeking to obtain additional debt financing from various sources for our remaining capital commitments relating to our portion of newbuildings on order as at March 31, 2017. As at March 31, 2017, Teekay Corporation’s total consolidated cash and cash equivalents was $541.4 million, compared to $568.0 million at December 31, 2016. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $890.3 million as at March 31, 2017, compared to $1.0 billion as at December 31, 2016.
Effective for the quarterly dividend and distributions of the fourth quarter of 2015, Teekay Parent reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG reduced its quarterly cash distribution per common unit to $0.14 from $0.70. At the time these changes were made, there was a dislocation in the capital markets relative to the stability of our businesses. More specifically, the future equity capital requirements for our committed growth projects, coupled with the relative weakness in energy and capital markets, resulted in us concluding that it would be in the best interests of our shareholders to conserve more of our internally generated cash flows for committed growth projects and to reduce debt levels. Teekay Parent, Teekay Offshore and Teekay LNG each maintained these reduced dividend and distribution levels throughout 2016 and in the first quarter of 2017. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and are supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for existing growth projects and to reduce our debt levels, we are also seeking alternative sources of financing such as sale and leaseback transactions, asset sales, new bank borrowings and the issuance of new debt and equity securities.
Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter sections that follow.

Our revolving credit facilities and term loans are described in “Item 1 – “Financial Statements: Note 7 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2017, these ratios ranged from 109.7% to 438.8% compared to their minimum required ratios of 105% to 125%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the LNG/LPG carrier, conventional tanker, FPSO, shuttle tanker, towage and UMS markets could negatively affect the Company's compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2017 and December 31, 2016, this amount was $50.0 million for the Company, excluding Teekay Offshore and Teekay LNG. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5% of total debt for either Teekay Parent, Teekay Offshore or Teekay Tankers, which as at March 31, 2017, such amounts were $64.0 million, $156.1 million and $42.3 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at March 31, 2017, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
The aggregate annual long-term debt principal repayments required to be made by us subsequent to March 31, 2017, are $0.8 billion (remainder of 2017), $1.8 billion (2018), $1.0 billion (2019), $1.2 billion (2020), $0.9 billion (2021) and $0.9 billion (thereafter).
We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read "Item 3 - Quantitative and Qualitative Disclosures About Market Risk".
Teekay Parent
Teekay Parent owns three FPSO units and continues to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Companies and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at March 31, 2017, Teekay Parent’s total cash and cash equivalents was $119.2 million, compared to $146.4 million at December 31, 2016. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $192.3 million as at March 31, 2017, compared to $259.6 million as at December 31, 2016.
In addition to a series of financing initiatives at Teekay Offshore, in May and June 2016, Teekay Parent completed various initiatives to increase its financial strength and flexibility, including:

•
refinancing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit VLCC;

•	selling Teekay Parent’s 50% interest in three infield support vessel tugs for Royal Dutch Shell PLC’s (or Shell) Prelude FLNG unit; and

•
issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Parent's founder, including Resolute Investments, Inc. (or Resolute), Teekay Parent's largest shareholder.

In connection with the above initiatives, Teekay Parent sold the Shoshone Spirit tanker in October 2016 for $63.0 million and the related debt was repaid. In addition, in September 2016, Teekay sold an aggregate of 1.3 million shares of common stock as part of a continuous offering program, generating gross proceeds of $9.7 million. As of March 31, 2017, Teekay had the ability to sell additional shares of its common stock having an aggregate offering price of up to $40.3 million under its continuous offering program.
Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers which are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of March 31, 2017. As of March 31, 2017, Teekay Parent had $76.9 million drawn on this facility, and $73.1 million undrawn. In April 2017, Teekay further amended the facility by increasing the aggregate potential borrowings from $150 million to $200 million.

As part of completing the financing initiatives both at Teekay Parent and Teekay Offshore, in June 2016, Teekay Parent entered into guarantee arrangements relating to Teekay Offshore up to a maximum of $495 million of obligations. The guarantees cover amounts owing under: certain existing interest rate swaps which have put option termination rights that were extended to February 2019; a new loan for Teekay Offshore’s East Coast Canada shuttle tanker project during the construction period for three newbuilding shuttle tankers scheduled for delivery in 2017 and 2018; and certain existing cross currency swaps related to two of Teekay Offshore’s NOK bonds for which the maturity dates were extended to the end of 2018 (as described below). In addition, Teekay Parent extended the maturity date for obligations in the amount of $200 million owed to Teekay Parent by Teekay Offshore from July 2016 to January 2019 and agreed with Teekay Offshore that, until Teekay Offshore’s NOK bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid to Teekay Parent or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore. In addition, Teekay Parent agreed with its lenders that, until Teekay Offshore’s NOK bonds maturing 2018 have been repaid, Teekay Parent will raise equity capital in an amount equal to any cash dividends paid by Teekay Parent during that period.
We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, and after considering initiatives described below that are planned by the Daughter Companies, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Teekay Offshore
Teekay Offshore's business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow its vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on Teekay Offshore's preferred units, was generally paid out to its common unitholders within approximately 45 days after the end of each quarter. As discussed in the Teekay Parent section above, Teekay Offshore reduced its quarterly cash distributions to $0.11 per common unit, a level which it has maintained throughout 2016 and the first quarter of 2017, and its near-to-medium-term business strategy is primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, Teekay Offshore's operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

As at March 31, 2017, Teekay Offshore's total consolidated cash and cash equivalents were $193.4 million, compared to $227.4 million at December 31, 2016. Teekay Offshore's total consolidated liquidity, including cash, cash equivalents and undrawn revolving credit facilities was $216.7 million as at March 31, 2017, compared to $260.7 million as at December 31, 2016. The decrease in liquidity was primarily due to: the scheduled repayments of outstanding term loans and revolving credit facilities, cash distributions paid by Teekay Offshore and payments for committed newbuildings and conversions; partially offset by net operating cash flows and a decrease in collateral on cross currency swaps.

As at March 31, 2017, Teekay Offshore had a working capital deficit of $472.7 million, compared to a working capital deficit of $398.0 million at December 31, 2016. Accounts receivable increased mainly due to the timing of collections. Accrued liabilities decreased mainly due to the timing of expenses related to Teekay Offshore's committed newbuildings and conversions. The net due to affiliates balance increased mainly due to the timing of settlements. The current portion of long-term debt increased mainly due to reclassification of one term loan maturing in the first quarter of 2018, and NOK 160 million, of one of Teekay Offshore's NOK denominated bonds, repayable in January 2018, to the current portion of long-term debt as at March 31, 2017, partially offset by the maturity and repayment of one revolving credit facility during the three months ended March 31, 2017.

Teekay Offshore's primary liquidity needs for the remainder of 2017 and 2018 are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, quarterly distributions on outstanding common and preferred units, operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against Teekay Offshore and manage its working capital deficit. Teekay Offshore anticipates that its primary sources of funds for the remainder of 2017 and 2018 will be cash flows from operations, bank debt, equity and bond issuances, and proceeds from the sale of partial interests in certain assets. As at March 31, 2017, Teekay Offshore's total future contractual obligations for vessels and newbuildings and committed conversions, including its 50% interest in the Libra FPSO conversion, were estimated to be $606 million, consisting of $512 million (remainder of 2017) and $94 million (2018). Of this $606 million of future contractual obligations, Teekay Offshore has pre-arranged financing in place of $331 million, a further $60 million held in escrow as funding for the Petrojarl I FPSO project and $24 million advanced from the ship yard relating to a delay in the delivery of three towing and offshore installation newbuildings, with a remaining requirement of $191 million, which mainly relates to 2017. Teekay Offshore expects to manage these funding requirements from existing and expected liquidity.

Primarily as a result of the working capital deficit and committed capital expenditures, and the recent Arendal Spirit UMS charter cancellation and the accelerated associated debt repayments, over the one-year period following the issuance of Teekay Offshore's March 31, 2017 unaudited consolidated financial statements, Teekay Offshore will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include refinancing debt facilities that mature during the one-year period, raising additional capital through equity issuances, increasing amounts available under existing debt facilities and entering into new debt facilities, negotiating extensions or redeployments of existing assets, and the sale of partial interests of assets. Teekay Offshore is actively pursuing the funding alternatives described above, which Teekay Offshore considers probable of completion based on its history of being able to raise equity, refinance loan facilities for similar types of vessels, and indicative offers received from potential investors. Teekay Offshore is in various stages of completion on these matters.

Teekay Offshore believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Teekay LNG's primary liquidity needs for 2017 through 2018 include payment of its quarterly distributions, including payments of distributions on its common units and Series A Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from financings, proceeds from equity offerings, and dividends from its equity-accounted joint ventures. For 2017 through 2018, Teekay LNG expects that its existing liquidity, combined with the cash flow it expects to generate from its operations and receive as dividends from its equity-accounted joint ventures will be sufficient to finance a portion of its liquidity needs, including the equity portion of its committed capital expenditures. Teekay LNG's remaining liquidity needs include the requirement to secure financing for an adequate portion of its committed capital expenditures, to refinance its loan facilities maturing in 2017 to 2018 and to repay its NOK-denominated bonds due in 2018, and, possibly, to fund the potential exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into. Teekay LNG already has committed debt financing in place for the following vessels and projects: all five of its wholly-owned LNG carriers under construction that will be chartered to a wholly-owned subsidiary of Shell, the vessels under construction in the Pan Union Joint Venture, three of the four LPG carrier newbuildings in the Exmar LPG Joint Venture, and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG is actively seeking debt financings for its other three wholly-owned LNG carriers under construction, the six LNG carriers under construction for the Yamal LNG Joint Venture and for the other requirements described above.

Teekay LNG's liquidity needs beyond 2018 are currently expected to decline compared to 2017 and 2018, as a majority of Teekay LNG's capital expenditures commitments relate to 2017 and 2018. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as Teekay LNG's ability to raise debt or equity financing through public or private offerings.

As at March 31, 2017, Teekay LNG had two facilities with an aggregate outstanding loan balance of $103.9 million that require Teekay LNG to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 115%, which as at March 31, 2017 ranged from 110% to 213%. The vessel values were determined using a current market value for comparable second-hand vessels. Since vessel values can be volatile, Teekay LNG's estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold.

As at March 31, 2017, Teekay LNG's consolidated cash and cash equivalents were $181.2 million, compared to $126.1 million at December 31, 2016. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $395.0 million as at March 31, 2017, compared to $369.8 million as at December 31, 2016. The increase in total consolidated liquidity was primarily due to proceeds from Teekay LNG's NOK bond issuance in January 2017.

As at March 31, 2017, Teekay LNG had a working capital deficit of $42.2 million, which is primarily the result of $47.5 million of its NOK bonds maturing in May 2017 and $53.4 million of current capital lease obligations relating to two Suezmax tankers, under which the owner has the option to require Teekay LNG to purchase the vessels. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, debt refinancings and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2017, Teekay LNG had undrawn revolving credit facilities of $213.8 million.
Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at March 31, 2017, Teekay Tankers' total consolidated cash and cash equivalents was $47.6 million, compared to $68.1 million at December 31, 2016. Teekay Tankers' cash balance as at March 31, 2017 decreased primarily as a result of repayments of its long-term debt and dividends paid on its shares of common stock, which were partially offset by cash flow from its operations, proceeds received from the sales of the two Suezmax tankers and proceeds Teekay Tankers received from the sale of its common stock through the continuous offering program and a private placement to Teekay.

Teekay Tankers' total consolidated liquidity, including cash and undrawn credit facilities, was $86.3 million as at March 31, 2017, compared to $102.4 million as at December 31, 2016. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and proceeds of new financings or equity issuances, which Teekay Tankers believe will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments and prepayments of long-term debt, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact Teekay Tankers' ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Commencing with the dividend paid in the first quarter of 2016, Teekay Tankers adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of Teekay Tankers' Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and debt repayment. Generally, Teekay Tankers expects that its long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which may include equity issuances from its continuous offering program. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay or third parties.

In January and March 2017, Teekay Tankers completed the sales of two Suezmax tankers for an aggregate sales price of $32.6 million. Teekay Tankers used the proceeds from these sales to repay a portion of one of its corporate revolving credit facilities. As at March 31, 2017, that revolving credit facility was fully repaid. In March 2017, Teekay Tankers also agreed to sell one Aframax tanker for a sales price of $7.5 million. The sale of the vessel is expected to complete in June 2017 and the proceeds will be used to repay a portion of Teekay Tankers' main corporate revolving facility.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2017	2016
	$	$
Net operating cash flows	107,354	147,865
Net financing cash flows	(110,585)	(231,354)
Net investing cash flows	(23,337)	63,255
Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units include incentives based on average annual oil prices, the reduction in global oil prices during recent years has negatively impacted our operating cash flows.
Consolidated net cash flow from operating activities decreased to $107.4 million for the three months ended March 31, 2017, from $147.9 million for the three months ended March 31, 2016. This decrease was primarily due to a $77.3 million decrease in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels, equipment and other assets and the amortization of in-process revenue contracts of our businesses, a decrease from changes to non-cash working capital items of $10.5 million, and an increase in dry-dock expenses of $3.7 million. These decreases were partially offset by a decrease in interest expense, including realized losses on interest rate swaps and cross currency swaps, of $48.0 million.
For a further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”
Financing Cash Flows
The Daughter Companies hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $8.8 million in the three months ended March 31, 2017, compared to $nil in the same period last year. There was an increase of restricted cash of $23.1 million in the three months ended March 31, 2017, compared to $44.3 million in the same period last year.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $137.2 million in the three months ended March 31, 2017, and ($30.4 million) in the same period last year. Scheduled repayments increased by $21.0 million in the three months ended March 31, 2017, compared to the same period last year.
Investing Cash Flows
During the three months ended March 31, 2017, we incurred capital expenditures for vessels and equipment of $264.6 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay LNG received $220.8 million from the sale-leaseback financing transactions completed on the Torben Spirit and three of its wholly-owned LNG carrier newbuildings. Teekay Tankers received $32.6 million in cash inflows related to the sale of two Suezmax tankers, and Teekay LNG received $20.6 million in proceeds from the sale of the Asian Spirit. Teekay LNG contributed $77.8 million to its equity-accounted joint ventures for the three months ended March 31, 2017, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project. Teekay LNG received a $40.3 million return of capital from its joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 Joint Venture) upon completion of its debt refinancing in which Teekay LNG has a 40% ownership interest.
During the three months ended March 31, 2016, we incurred capital expenditures for vessels and equipment of $178.5 million. Teekay LNG received $179.4 million from the sale-leaseback financing transaction completed on the Creole Spirit in February 2016, and used cash of $151.4 million primarily relating to newbuilding installment payments and shipbuilding supervision costs for its LNG carrier newbuildings. Teekay Offshore incurred capital expenditures of $25.3 million, primarily for relating to newbuilding installments payments. Teekay Offshore received proceeds of $55.3 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at March 31, 2017:

		Remainder of					Beyond
	Total	2017	2018	2019	2020	2021	2021
	In millions of U.S. Dollars
Teekay Offshore
Bond repayments (1)(2)	558.2	20.9	121.0	416.3	—	—	—
Scheduled repayments of long-term debt (1)	1,985.0	308.7	412.0	332.7	259.1	227.0	445.5
Repayments on maturity of long-term debt (1)	628.6	142.8	154.1	25.0	40.0	14.9	251.8
Subordinated promissory note - repayment on maturity (3)	200.0	—	—	200.0	—	—	—
Chartered-in vessels (operating leases)	104.0	51.4	35.4	17.2	—	—	—
Newbuildings installments/conversion (4)	606.2	512.1	94.1	—	—	—	—
	4,082.0	1,035.9	816.6	991.2	299.1	241.9	697.3
Teekay LNG
Bond repayments (2)(5)	408.0	47.5	104.7	—	116.3	139.5	—
Scheduled repayments of long-term debt (2)(6)	518.7	82.1	111.5	62.2	62.4	41.6	159.0
Repayments on maturity of long-term debt (2)(6)	898.7	25.0	519.6	20.4	—	146.2	187.4
Commitments under capital leases (7)	869.3	64.4	110.8	87.0	78.7	71.6	456.8
Commitments under operating leases (8)	286.6	17.9	23.9	23.9	23.9	23.8	173.2
Newbuildings installments/shipbuilding supervision (9)	2,628.9	790.1	1,071.9	569.6	197.3	—	—
	5,610.2	1,027.0	1,942.4	763.1	478.6	422.7	976.4
Teekay Tankers
Scheduled repayments of long-term debt (10)	421.6	90.5	110.7	108.9	108.9	2.6	—
Repayments on maturity of long-term debt (10)	431.6	—	63.8	—	—	367.8	—
Chartered-in vessels (operating leases) (11)	44.5	17.5	9.0	8.3	8.3	1.4	—
	897.7	108.0	183.5	117.2	117.2	371.8	—
Teekay Parent
Bond repayments (12)	592.7	—	—	—	592.7	—	—
Scheduled repayments of long-term debt (12)	93.3	40.0	53.3	—	—	—	—
Repayments on maturity of long-term debt (12)	106.9	—	106.9	—	—	—	—
Chartered-in vessels (operating leases) (13)	7.2	6.8	0.4	—	—	—	—
Asset retirement obligation	23.8	—	—	23.8	—	—	—
	823.9	46.8	160.6	23.8	592.7	—	—
Total	11,413.8	2,217.7	3,103.1	1,895.3	1,487.6	1,036.4	1,673.7

(1)
Excludes expected interest payments of $83.3 million (remainder of 2017), $92.9 million (2018), $55.3 million (2019), $34.6 million (2020), $26.1 million (2020) and $35.3 million (beyond 2021). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% (variable rate loans) as at March 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that Teekay Offshore has used as an economic hedge of certain of its variable rate debt and NOK -denominated obligations. Also excludes the impact of the potential reclassification of the term loan outstanding for the Arendal Spirit UMS, which as at March 31, 2017 had a balance of $120 million. If a replacement contract or a lender waiver is not received, this will likely result in a reclassification of $105 million of long-term debt to the current portion of long-term debt during the second quarter of 2017 as the balance of the term loan will be due within 180 days of the cancellation of the charter contract.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2017.

(3)
Consists of the repayment of the $200.0 million subordinated promissory note, issued to a subsidiary of Teekay Corporation effective July 1, 2016. The promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities. Excludes maximum expected interest payments of $15.1 million (remainder of 2017) and $20.0 million (2018).

(4)
Consists of Teekay Offshore’s estimated remaining payments for the three towing and offshore installation newbuildings, three shuttle tanker newbuildings, its 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Teekay Offshore has pre-arranged undrawn financing of approximately $331.1 million relating to its capital expenditure commitments, $60 million held in escrow as funding for the Petrojarl I FPSO project and an advance of $24 million from the shipyard resulting from a delay in the delivery of the remaining three towing and offshore installation newbuildings.

(5)
Excludes expected interest payments of $16.8 million (remainder of 2017), $18.1 million (2018), $15.3 million (2019), $12.6 million (2020), and $4.9 million (2021). Expected interest payments are based on NIBOR at March 31, 2017, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2017. The expected interest payments do not reflect the effect of the related cross-currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(6)
Excludes expected interest payments of $24.6 million (remainder of 2017), $23.5 million (2018), $14.7 million (2019), $13.5 million (2020), $11.0 million (2021) and $31.7 million (beyond 2021). Expected interest payments are based on LIBOR or EURIBOR at March 31, 2017, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps or swaptions that Teekay LNG has used as an economic hedge of certain of its variable-rate debt.

Upon the completion of the Teekay-LNG Marubeni Joint Venture’s debt refinancing in March 2017, Teekay LNG invested $57.2 million of additional equity into the Teekay-LNG Marubeni Joint Venture through a $44.2 million payment in March 2017 and a $13.0 million payment in April 2017, which is not reflected in the table above.

(7)
Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase the leased vessels at the end of their respective lease terms. For two of Teekay LNG's four capital lease obligations, the lessor has the option to sell two Suezmax tankers under capital lease to Teekay LNG at any time during the remaining lease terms; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the two Suezmax tankers to it until after the lease terms expire, which is during the years 2017 to 2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(8)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $255.0 million for these leases from the remainder of 2017 to 2029.

(9)
As of March 31, 2017, Teekay LNG has agreements for the construction of eight wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $1.3 billion, including estimated interest and construction supervision fees. Teekay LNG has secured $817 million of financing related to the commitments for five of the LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, Teekay LNG agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $183.2 million as of March 31, 2017. However, as part of this agreement with Shell, Teekay LNG expects to recover $8.8 million of the shipbuilding supervision and crew training costs from Shell between the remainder of 2017 and 2019 and the Pan Union Joint Venture has secured financing of $138 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of March 31, 2017.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at March 31, 2017, Teekay LNG's 50% share of the estimated remaining costs for these six newbuildings totaled $863.9 million. The Yamal LNG Joint Venture intends to secure financing for these newbuildings.
The Bahrain LNG Joint Venture, in which Teekay LNG has 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $991.1 million. As at March 31, 2017, Teekay LNG's 30% share of the estimated remaining costs is $227.5 million, of which the Bahrain LNG Joint Venture has secured debt financing of $219 million.
The table above includes Teekay LNG's proportionate share of the newbuilding costs for three LPG carrier newbuildings scheduled for delivery between the remainder of 2017 and 2018 in the Exmar LPG Joint Venture. As at March 31, 2017, Teekay LNG's 50% share of the estimated remaining costs for these three newbuildings totaled $57.3 million, including estimated interest and construction supervision fees. Exmar LPG Joint Venture has secured financing of $84 million for the three LPG carrier newbuildings.

(10)
Excludes expected interest payments of $17.1 million (remaining in 2017), $19.5 million (2018), $15.8 million (2019), $12.7 million (2020), and $5.5 million (2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at March 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(11)
Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of March 31, 2017. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, it would expect total payments of $21.1 million (remaining in 2017), $16.6 million (2018), $8.3 million (2019), $8.3 million (2020), and $1.4 million (2021).

(12)
Excludes expected interest payments of $44.6 million (remainder of 2017), $54.4 million (2018), $50.4 million (2019), and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR plus margins which ranged between 3.95% and 4.0% as at March 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(13)	Excludes internal time-charter-in commitments between Teekay Parent and its subsidiaries, Teekay Offshore and Teekay LNG.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 22 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2016.

CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.
Goodwill
Based on conditions that existed at March 31, 2017, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2017, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of our Daughter Companies, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•
our ability to refinance existing debt obligations, raise additional debt and equity capital to fund capital expenditures, negotiate extensions or redeployments of existing assets and sell partial interests in certain assets;

•
our plans for Teekay Parent, which excludes our controlling interests in Daughter Companies and includes Teekay and its remaining subsidiaries, not to have a direct ownership in any conventional tankers and floating production, storage and offloading (or FPSO) units, and to increase its free cash flow per share;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects and future trends of the markets in which we operate;

•
offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates, fleet growth, price of oil, and oil production in the tanker market;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and conversions;

•	the expected technical and operational capabilities of newbuildings;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our expectations on our customers’ ability to pay for our services;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	future capital expenditure and the availability of capital resources to fund capital expenditures;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the outcome of legal action against STX;

•
the outcome and cost of claims and potential claims against Teekay Offshore, including claims and potential claims by Sevan, CeFront and COSCO relating to Logitel and cancellation of the UMS newbuildings, Petrobras associated with the Piranema Spirit FPSO, Shell associated with the Petrojarl Knarr FPSO and Transocean associated with the ALP Forward;

•
the outcome of the Arendal Spirit UMS charter contract termination, including the outcome of Teekay Offshore's dispute of the contract termination by Petrobras and ability to collect amounts under the contract, discussions with the lenders under the unit’s related credit facility and the potential for alternative employment of the unit;

•	the outcome of the negotiations for the lease-and-operate contract for the Petrojarl Varg FPSO unit;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions, conversions and upgrades, including the towing and offshore installation vessel newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Libra FPSO unit to serve the Libra field, the upgrade of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	the timing of the new shuttle tanker contract of affreightment (or CoA) contracts and the number of shuttle tankers to serve these new CoAs;

•	expected employment and trading of older shuttle tankers;

•	payment of additional contingent consideration for Teekay Offshore's acquisitions of ALP Maritime Services (or ALP) and Logitel and the capabilities of the ALP vessels;

•	the expectations as to the chartering of unchartered vessels, including towing newbuildings and the HiLoad DP unit;

•
the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to Teekay LNG's equity income in 2017 as a result of the charter payment deferral;

•	Teekay LNG's expectations regarding the ability of Skaugen, YLNG and its other customers to make charter payments to it;

•
Teekay LNG's ability to finalize an agreement with Awilco which would extend the bareboat charter agreements, adjust the related purchase obligations and defer a portion of charter hire to December 2019, and its expectations regarding the ability of Awilco to make charter payments and fulfill purchase obligations to Teekay LNG in accordance with the terms of this agreement;

•	our expectation regarding the expected charter contract commencement for one of Teekay LNG's 52% owned LNG carrier in the Teekay LNG-Marubeni Joint Venture;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of Teekay LNG's former and current leasing arrangements, and the potential financial exposure to Teekay LNG if such a challenge is successful;

•	the possible purchase of two of Teekay LNG's leased Suezmax tankers, the Teide Spirit and the Toledo Spirit;

•	our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture;

•	the cost of supervision and crew training in relation to the Pan Union Joint Venture and Teekay LNG's expected recovery of a portion of those costs;

•	the future valuation or impairment of goodwill;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	expected uses of proceeds from vessel or securities transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and potential variance in the amounts recorded as derivative assets and liabilities;

•	our exposure to foreign currency fluctuations;

•	our expectations regarding uncertain tax positions;

•	the timing and amounts of dividends distributed by our equity accounted joint ventures;

•	the effects of adopting new accounting guidance;

•
our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers, including the ability to increase the distribution levels of Teekay Offshore and Teekay LNG in the future.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; effects of the issuance of additional common units and other equity securities on cash distributions; the outcome of discussions or legal action with Sevan, CeFront, COSCO, Petrobras and third parties relating to existing or potential claims; the outcome of discussions with QGEP, Damen and lenders of the Petrojarl I loan facility relating to the project delays in the delivery of the unit; the inability to successfully make a claim against, and collect from, Petrobras for the Arendal Spirit UMS; the inability to negotiate acceptable terms with the lenders of the Arendal Spirit UMS debt facility; delays in the start-up of offshore oil fields related to the CoA contracts of the actual vessel equivalent requirements of new CoAs; potential inability to obtain charters related to the newbuildings or other vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Skaugen to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; the finalization of the deferral and extension agreement reached with Awilco; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2016. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks, but we do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read “Item 1 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, Brazilian Real, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at March 31, 2017, we had the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability)(3) $	Expected Maturity
	Contract Amount in Foreign Currency(1)	Average Forward Rate (2)		2017(3)	2018(3)
				$	$
Euro	10,750	0.92	(135)	11,659	—
Norwegian Kroner	560,000	8.31	(2,019)	47,407	19,982
			(2,154)	59,066	19,982

(1)	Foreign currency contract amounts in thousands.

(2)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2017, we had Euro-denominated term loans of 205.3 million Euros ($218.7 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2017 through 2021. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds due in 2017 through 2021. As at March 31, 2017, we were committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) (4) $
Notional Amount NOK (4)	Notional Amount USD (4)	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining (Term (years)
408,500	72,946	NIBOR	5.25%	6.88%	(25,749)	0.1
420,000 (1)(2)	70,946	NIBOR	5.75%	8.84%	(24,874)	1.7
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(54,784)	1.8
900,000	150,000	NIBOR	4.35%	6.43%	(48,231)	1.4
1,000,000	134,000	NIBOR	3.70%	5.92%	(19,383)	3.1
1,000,000	162,200	NIBOR	4.25%	7.45%	(53,291)	1.8
1,200,000	146,500	NIBOR	6.00%	7.70%	(3,743)	4.6
					(230,055)

(1)	Notional amount reduces equally with NOK bond repayments (see Item 1 – Financial Statements: Note 7 – Long-Term Debt)

(2)
Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see Item 1 – Financial Statements: Note 7 – Long-Term Debt).

(3)
Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see Item 1 – Financial Statements: Note 7 – Long-Term Debt).

(4)	In thousands of Norwegian Kroner and U.S. Dollars.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2017, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)
	Balance
	2017	2018	2019	2020	2021	Thereafter	Total		Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	665.5	1,380.3	512.8	434.8	760.1	888.3	4,641.8	(4,476.7)	3.0%
Variable Rate (Euro)(3)(4)	12.0	126.4	9.0	9.7	10.4	51.2	218.7	(209.2)	1.2%
Variable Rate (NOK)(4)(5)	68.4	225.6	116.3	116.3	139.6	—	666.2	(657.4)	6.0%
Fixed-Rate Debt ($U.S.)	11.7	25.3	327.3	618.5	29.5	104.3	1,116.6	(1,082.6)	7.0%
Average Interest Rate	4.2%	4.2%	5.9%	8.3%	4.3%	4.5%	7.0%
Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	43.4	68.4	39.3	40.1	35.7	373.3	600.2	(600.2)	4.4%
Average Interest Rate(7)	4.5%	5.4%	4.7%	4.7%	4.6%	4.0%	4.4%
Interest Rate Swaps:
Contract Amount ($U.S.)(8)	384.7	528.6	623.3	551.5	313.3	863.7	3,265.1	(250.7)	3.2%
Average Fixed Pay Rate(2)	2.9%	2.6%	3.7%	2.8%	2.1%	4.0%	3.2%
Contract Amount (Euro)(4)(9)	12.0	126.4	9.0	9.7	10.4	51.2	218.7	(31.9)	3.1%
Average Fixed Pay Rate(3)	3.1%	2.6%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of March 31, 2017, ranged from 0.3% and 4.00% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2017.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 8.84% and interest rate payments swapped from NIBOR plus margins between 3.70% to 6.00% and the transfer of principal fixed between $70.9 million to $162.2 million upon maturity in exchange for NOK 408.5 million to NOK 1.2 billion.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)
The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)
The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG's swaption agreements, whereby it has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercises its option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as at March 31, 2017 was a liability of $0.9 million. Please read “Item 1 - Financial Statements: Note 13 - Derivative Instruments and Hedging Activities”.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.
Equity Price Risk
We and Teekay Tankers are exposed to the changes in the price of TIL’s common stock. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.
Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at March 31, 2017, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, Teekay Tankers use FFAs in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of income (loss). In the second quarter of 2016, Teekay Tankers also entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement is the estimated amount that Teekay Tankers would receive or pay to terminate the agreement at the reporting date, based on the present value of its projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates. As at March 31, 2017, the fair value of the time-charter swap agreement was positive $0.4 million.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the three months ended March 31, 2017, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2017
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I, Item 1 – Financial Statements: Note 9c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED THE WITH SEC ON AUGUST 19, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 30, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)